Execution Version SUBSCRIPTION AGREEMENT WHEREAS, this subscription agreement dated as of May 1 (the “Agreement”) sets out the agreement among: (a) Concordia International Corp. (“Concordia” or the “Company”), (b) Concordia Healthcare (Canada) Limited (“CHCL”), (c) each of the affiliates and subsidiaries of Concordia listed on Schedule D hereto (collectively, the “Subsidiary Guarantors”, and together with Concordia and CHCL, the “Concordia Parties”) and (d) each of the other signatories to this Agreement listed in Schedule E hereto (together with each such signatories’ Permitted Transferees (as defined herein), each a “Private Placement Party” and collectively, the “Private Placement Parties”), regarding the obligation of each Private Placement Party to purchase (on a several and not joint basis) its respective Private Placement Shares based on its respective Private Placement Commitment, on the terms and conditions set forth in this Agreement and the Plan; WHEREAS, the Concordia Parties are party to the Support Agreement with certain Secured Debtholders and Unsecured Debtholders regarding the principal aspects of a series of transactions (collectively, the “Recapitalization Transaction”) under which it is contemplated that, among other things, (a) the Secured Debt will be exchanged for the Cash Pay-down, the Additional Cash Amount (if any), the New Senior Secured Debt and, if applicable, the Secured Debtholder Early Consent Cash Consideration, (b) the Unsecured Debt will be exchanged for the Unsecured Debt Exchange Shares and, as applicable, the Unsecured Debtholder Early Consent Shares and the Reallocated Unsecured Shares (if any) and (c) Concordia will raise an amount equal to the Total Offering Size by issuing new common shares in the capital of Concordia (the “Common Shares”) pursuant to a private placement (the “Private Placement”), all as more fully described in the Support Agreement, this Agreement and in the term sheet attached to the Support Agreement as Schedule C and forming a part of the Support Agreement (the “Term Sheet”, with the terms of the Recapitalization Transaction set out therein, in the Support Agreement and in this Agreement being, collectively, the “Transaction Terms”), which Transaction Terms shall be set forth in, and be implemented pursuant to, a plan of arrangement (the “Plan”) in accordance with the Support Agreement; WHEREAS, capitalized terms used but not otherwise defined in this Agreement have the meanings ascribed to such terms in the Schedule A attached hereto, the Term Sheet or the Support Agreement, as applicable; and NOW THEREFORE, the Concordia Parties and each Private Placement Party (each, a “Party” and collectively, the “Parties”) hereby agree as follows: 1. Private Placement (a) Subject to and in accordance with the terms and conditions of this Agreement, the Plan and the Support Agreement (i) Concordia hereby agrees to sell the Private Placement Shares to the Private Placement Parties based on their respective Private Placement Commitments, and (ii) each of the Private Placement Parties hereby agrees to purchase (on a several and not joint basis) its Private Placement Shares based on its Private Placement Commitment from Concordia for

- 2 - consideration equal to the Issue Price per Private Placement Share, in each case on the Effective Date. (b) The Information Circular and Plan shall provide for: (i) the subscription price for each Private Placement Share issued pursuant to the Private Placement (the “Issue Price”), with the aggregate Issue Price for all of the Private Placement Shares being equal to the Total Offering Size (which, for certainty, will result in the Private Placement Parties owning 87.69% of the Common Shares immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution), based on a Total Offering Size of $586.5 million and subject to any adjustments in connection with any adjustments to the Total Offering Size pursuant to the terms of this Agreement; (ii) the release to Concordia of the amounts held in escrow pursuant to this Agreement and the Escrow Agreement on the Effective Date; and (iii) the issuance of the Private Placement Shares to the Private Placement Parties and the payment of the Private Placement Commitment Consideration to the Private Placement Parties. (c) No fractional Private Placement Shares shall be issued under the Private Placement. To the extent that a Private Placement Party would otherwise be entitled to receive a fractional Private Placement Share in connection with its purchase of its Private Placement Shares, the number of Private Placement Shares that would be acquired by such Private Placement Party shall be rounded down to the nearest whole number for no consideration. (d) If, prior to the Effective Time, a Private Placement Party becomes a Defaulting Private Placement Party, a Non-Investing Private Placement Party or an Objecting Private Placement Party, then the total Private Placement Commitment of such Party (each, a “Withdrawn Commitment”) shall be made available to all Remaining Private Placement Parties on a pro rata basis based on such Remaining Private Placement Parties’ Private Placement Commitments, unless otherwise agreed by the Private Placement Parties. For the avoidance of doubt, no Private Placement Party shall be compelled or required, absent its prior written consent, to purchase the Private Placement Shares of any Defaulting Private Placement Party, Non-Investing Private Placement Party or Objecting Private Placement Party. (e) To the extent that any Withdrawn Commitment(s) are not acquired and assumed in full pursuant to Section 1(d) above (each, an “Unfunded Withdrawn Commitment”), then Concordia and the Majority Private Placement Parties (excluding, for certainty, all Defaulting Private Placement Parties, Non-Investing Private Placement Parties and Objecting Private Placement Parties) shall agree, acting reasonably, as to whether such Unfunded Withdrawn Commitment(s) may be assigned to a third party (provided such third party agrees, pursuant to a

- 3 - joinder agreement in the form attached as Schedule F (a “Joinder Agreement”), to become a party to this Agreement), or whether the Total Offering Size shall be reduced by any such Unfunded Withdrawn Commitment(s). (f) To the extent that any Withdrawn Commitment(s) are acquired and assumed pursuant to Sections 1(d) and/or 1(e), Concordia agrees to sell on the Effective Date the Private Placement Shares attributable to such Withdrawn Commitments to the applicable party in accordance with the terms of this Agreement and the Plan; provided that, prior to any acquisition or assumption of any Withdrawn Commitment(s) pursuant to Section 1(d), (i) the applicable Private Placement Parties shall provide prior written notice to Concordia as promptly as practicable, (ii) the Majority Private Placement Parties shall consult with Concordia with respect to applicable securities law, stock exchange, regulatory and tax considerations, and after such consultation (iii) the applicable Private Placement Parties shall obtain the prior written consent of the Majority Private Placement Parties, acting reasonably taking into account any applicable securities law, stock exchange, regulatory and tax matters. (g) Subject to applicable Securities Laws and consulting with Concordia with respect to applicable securities law, stock exchange, regulatory and tax considerations, each Private Placement Party shall have the right to designate by written notice to the Company no later than three (3) Business Days prior to the Effective Date that some or all of the Private Placement Shares that such Private Placement Party is required to purchase in accordance with Section 2(a)(i) be issued in the name of, and delivered to, (i) one or more of its Affiliates or any investment fund the primary investment advisor to which is such Private Placement Party, the investment advisor of such Private Placement Party or an Affiliate thereof or (ii) one or more special purpose vehicles that are wholly-owned by such Private Placement Party and/or one or more of the Persons referred to in clause (i), created for the purpose of holding such Private Placement Shares and whose equity shall not be transferable other than to such Persons described in clause (i) or (ii) of this Section 1(g) (each of the Persons referred to in clauses (i) and (ii), a “Permitted Transferee”) upon receipt by the Company of payment therefor in accordance with the terms hereof, which notice of designation shall (i) be addressed to the Company and signed by such Private Placement Party and each such Permitted Transferee, and (ii) specify the number of Private Placement Shares to be delivered to or issued in the name of such Permitted Transferee; provided, further, that (i) no such designation pursuant to this Section 1(g) shall relieve such Private Placement Party from its obligations under this Agreement, including its obligation to fund its Private Placement Payment Amount and Withdrawn Commitment Payment Amount (if any), and (ii) any Permitted Transferee shall (a) be deemed to have made the representations, warranties and agreements hereunder applicable to such Private Placement Party and (b) deliver to the Company such other customary certifications, agreements and other documents necessary to deliver Private Placement Shares to, or issue Private Placement Shares in the name of, such Permitted Transferee.

- 4 - (h) Schedule E of this Agreement shall be updated as required to reflect any termination with respect to a Defaulting Private Placement Party, a Non-Investing Private Placement Party or an Objecting Private Placement Party and any acquisition and assumption of any Withdrawn Commitment(s) in accordance with this Section 1. 2. Covenants and Agreements of the Private Placement Parties (a) Subject to and in accordance with the terms and conditions of this Agreement, the Support Agreement and the Plan, each of the Private Placement Parties hereby severally and not jointly agrees to: (i) purchase from Concordia, at the Issue Price per Private Placement Share and on the Effective Date, its Private Placement Shares based on its Private Placement Commitment and any portion(s) of any Withdrawn Commitment(s) that such Private Placement Party has agreed to acquire and assume pursuant to Section 1 of this Agreement (each a “Private Placement Purchase Obligation”); (ii) subject to Section 14 of this Agreement, reasonably co-operate with Concordia in obtaining such consents and approvals as are required in order to permit such Private Placement Party to acquire the Private Placement Shares that may be issued to it pursuant to the Private Placement, this Agreement and the Plan; and (iii) subject to Section 14 of this Agreement, reasonably co-operate with Concordia in the preparation of the Information Circular, including providing information that is required from the Private Placement Party under applicable Law or pursuant to any applicable stock exchange rules or requirements; provided that any information about a Private Placement Party that is required to be disclosed shall be in form and substance satisfactory to such Party, acting reasonably. (b) Each Private Placement Party agrees, severally and not jointly, that at the Private Placement Funding Deadline it will have sufficient immediately available funds to make and complete the payment for all Private Placement Shares that it has committed to purchase pursuant to its Private Placement Purchase Obligation hereunder, and the availability of such funds is not and will not be subject to the consent, approval or authorization of any other Person. (c) Each Private Placement Party and Concordia agree and acknowledge that the Private Placement Commitment Consideration constitutes a fee payable by Concordia to the Private Placement Parties and shall not be considered to result in the issuance of the Private Placement Shares at a price per share which is less than the Issue Price. (d) Without limiting Section 2(b) of this Agreement, and following receipt of Concordia’s notice required under Section 3(r), each Private Placement Party

- 5 - shall, unless otherwise agreed with Concordia in writing, deliver to the Escrow Agent by no later than 2:00 p.m. (Toronto time) on the day that is two (2) Business Days prior to the Effective Date (the “Private Placement Funding Deadline”), cash in the aggregate amount of (i) its Private Placement Payment Amount and (ii) to the extent that such Private Placement Party has agreed to acquire any Withdrawn Commitment(s) prior to the Private Placement Funding Deadline, its applicable Withdrawn Commitment Payment Amount (as defined below). If a Private Placement Party becomes a Defaulting Private Placement Party or an Objecting Private Placement Party on or after the Private Placement Funding Deadline, the Effective Date shall be automatically extended by three (3) Business Days (or such other date as agreed to by Concordia and the Majority Private Placement Parties) to provide sufficient time for the respective parties to take the steps contemplated in Sections 1(d) and/or 1(e) of this Agreement. To the extent that any Remaining Private Placement Party (or any third party that becomes a Private Placement Party under this Agreement in accordance with Section 1(e)) agrees to acquire and assume any portion of any Withdrawn Commitment, such Private Placement Party shall, unless otherwise agreed with Concordia in writing, deliver to the Escrow Agent by no later than 2:00 p.m. (Toronto time) on the day that is two (2) Business Days prior to the Effective Date (as may be revised in accordance with this paragraph) (the “Withdrawn Commitment Funding Deadline”), cash in an amount required to satisfy the remainder of its Private Placement Purchase Obligation in accordance with Section 2(a)(i) with respect to any such Withdrawn Commitment(s) it has agreed to acquire and assume (such additional amount, the “Withdrawn Commitment Payment Amount”), if any, in accordance with Section 1(d), which amounts shall be held in escrow, on the terms set out in the Escrow Agreement or such other terms as may be agreed to by Concordia and the Majority Private Placement Parties, acting reasonably, until the earlier of (i) the Effective Date, in which case the Majority Private Placement Parties and the Company shall direct the Escrow Agent to apply such amounts in escrow to the extent required to enable the Private Placement Parties to comply with their respective Private Placement Purchase Obligations and (ii) the valid termination of this Agreement in accordance with its terms, in which case the Majority Private Placement Parties and the Company shall instruct the Escrow Agent to release the escrowed funds to the Private Placement Parties in proportion to their respective funded Private Placement Payment Amounts and Withdrawn Commitment Payment Amounts. (e) Each Private Placement Party hereby acknowledges and agrees, severally and not jointly, that during the Lock-up Period, it will not, without the prior written consent of Concordia, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any of the Private Placement Shares, except in

- 6 - conjunction with (i) a bona fide third party take-over bid made to all shareholders of Concordia or similar acquisition transaction, (ii) sales or transfers to Affiliates of such Private Placement Party, which for the avoidance of doubt shall include any Permitted Transferee of such Private Placement Party, in such Private Placement Party’s sole and absolute discretion, provided that any such Affiliate shall first execute a lock-up agreement in substantially the form of this paragraph covering the remainder of the Lock-up Period referred to herein, or (iii) sales or transfers to any other Private Placement Party or Persons who had been Consenting Debtholders prior to the Effective Date (provided that any such Persons who are not Private Placement Parties shall first execute a lock-up agreement in substantially the form of this paragraph covering the remainder of the Lock-up Period referred to herein), subject to providing prior written notice to Concordia at least three (3) Business Days prior to any such assignment and consulting with Concordia with respect to applicable securities law, stock exchange, regulatory and tax considerations, and in each case under clauses (i), (ii) or (iii) subject to applicable Securities Laws. The certificates (or DRS records or other records of ownership) representing the Private Placement Shares will include a legend restricting transfer of such securities as contemplated by this Section 2(e). (f) Each Private Placement Party agrees, severally and not jointly, to comply with its obligations under Sections 3(n), 3(o) and 3(q), subject to Section 3(p), as applicable. (g) This Agreement shall in no way be construed to preclude a Private Placement Party from acquiring additional Secured Debt, Unsecured Debt or Existing Shares. 3. Covenants and Agreements of the Concordia Parties Subject to and in accordance with the terms and conditions of this Agreement, the Support Agreement and the Plan, each of the Concordia Parties (as applicable) undertake and agree, on a joint and several basis, with and in favour of each of the Private Placement Parties that: (a) Whether or not the Recapitalization Transaction is consummated, Concordia shall pay the reasonable and documented fees and expenses of the Advisors (i) incurred in connection with this Agreement or the Recapitalization Transaction through and including the earlier to occur of (A) the Effective Date and (B) the termination of this Agreement as to all Parties or (ii) incurred in connection with the enforcement of any rights of any Private Placement Party under this Agreement, in each case pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such Advisors in connection with the Recapitalization Transaction (the “Advisor Fees”). (b) Concordia shall file a Form D with the U.S. Securities Commission with respect to the applicable Private Placement Shares that are issued pursuant to Regulation D.

- 7 - (c) From the date hereof through the earlier of the Effective Date and termination of this Agreement, Concordia will promptly notify the Advisors, in writing, of receipt of any written notice, demand, request or inquiry by any Governmental Entity concerning the Private Placement or the issuance by any Governmental Entity of any cease trading or similar order or ruling relating to any securities of Concordia. (d) Concordia will take all action as may reasonably be required so that, as of the Effective Date, the Private Placement Shares shall be conditionally approved for listing on the TSX or another Designated Offshore Securities Market acceptable to the Majority Private Placement Parties, subject only to receipt of customary final documentation. (e) Concordia will take all action as may reasonably be required so that, as of the Effective Date, (i) the Private Placement Shares shall be freely tradable under applicable Canadian Securities Laws (provided that the trade is not a “control distribution” as defined in Canadian Securities Laws, no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade, no extraordinary commission or consideration is paid to a Person in respect of the trade, and if the selling security holder is an insider or officer of the issuer, the selling security holder has no reasonable grounds to believe that the issuer is in default of Canadian Securities Laws), (ii) assuming that the holder thereof is not Concordia, a distributor, any of their respective affiliates or any Person acting on behalf of any of the foregoing, the Private Placement Shares shall be eligible for immediate resale on or through the facilities of the TSX or another Designated Offshore Securities Market acceptable to the Majority Private Placement Parties, pursuant to Rule 904 of Regulation S (subject to execution and delivery by the seller of a declaration in the form attached as Schedule B hereto or such other form as Concordia and the seller may agree), (iii) Concordia shall enter into, and shall have permitted each Private Placement Party to enter into, the Governance Agreement on the Effective Date, which shall be consistent with the Governance Term Sheet and in form and substance acceptable to Concordia, acting reasonably, and the Majority Private Placement Parties, and (iv) to the extent required, Concordia shall amend its articles of incorporation, by-laws and other organizational documents in form and substance acceptable to Concordia, acting reasonably, and the Majority Private Placement Parties, which shall be consistent with the Governance Term Sheet, subject to any approvals required by, and in accordance with, applicable Laws. (f) Concordia will use commercially reasonable efforts to the extent possible under applicable Laws to maintain (i) a listing on the TSX or another Designated Offshore Securities Market acceptable to the Majority Private Placement Parties, and (ii) its status as a reporting company in the United States under Section 12 of the Securities Exchange Act of 1934, as amended. (g) Concordia agrees to use its reasonable best efforts to cause any registrar and transfer agent to remove any legend on a share certificate required by the U.S. Securities Act to permit sales made in reliance on Rule 904 of Regulation S upon

- 8 - delivery of a signed declaration in the form as set out on Schedule B hereto (or such other form as Concordia and the seller may agree) and Concordia agrees to implement similar procedures for any shares held through the Canadian Depository for Securities (CDS) or the Depositary Trust Company (DTC) to the extent possible. (h) Assuming the accuracy of representations and warranties of each of the Private Placement Parties provided herein (including, for certainty, the Eligibility Representations and Warranties of the Private Placement Parties), Concordia will take all action as may be necessary so that the Private Placement and the other transactions contemplated in this Agreement will be effected in accordance with Securities Laws. (i) Upon the execution of this Agreement, in consideration for the Private Placement Parties’ agreements herein, each of the Private Placement Parties shall earn cash consideration equal to its pro rata share of the Total Commitment Consideration (based on its respective Private Placement Commitment (as such Private Placement Commitment amount may be amended pursuant to the terms of this Agreement) and any portion of any Withdrawn Commitment(s) that such Party has acquired and assumed in accordance with Section 1 of this Agreement) (collectively, the “Private Placement Commitment Consideration”), provided that Concordia shall pay the Private Placement Commitment Consideration, free and clear of any withholding or deduction for any applicable taxes, upon the occurrence of an Applicable Payment Event. Concordia acknowledges and agrees that, except as otherwise agreed in writing by the Company and the applicable Private Placement Party, the Private Placement Commitment Consideration shall (A) not be refundable under any circumstance or creditable against any other amount paid or to be paid in connection with this Agreement, the Support Agreement, the Plan or otherwise, and (B) be issued without setoff or recoupment and shall not be subject to defense or offset on account of any claim, defense or counterclaim; provided, for certainty, that no Breaching Private Placement Party, Objecting Private Placement Party, Non-Investing Private Placement Party and/or Non-Funding Private Placement Party shall have earned or shall be entitled to receive any portion of the Private Placement Commitment Consideration. Concordia acknowledges and agrees that the provisions of this Agreement for the payment of the Private Placement Commitment Consideration are an integral part of the transactions contemplated by this Agreement and without these provisions the Private Placement Parties would not have entered into this Agreement. (j) Within four (4) Business Days of the execution of this Agreement, Concordia or one of its subsidiaries shall fund an amount equal to the aggregate Private Placement Commitment Consideration into escrow, subject to terms and conditions acceptable to Concordia and the Majority Private Placement Parties. (k) It shall comply with all of its covenants set out in Section 5 of the Support Agreement pursuant to the terms thereof.

- 9 - (l) Prior to the earlier of (i) the Effective Date and (ii) the termination of this Agreement as to all Parties, it shall not make any change in or amend its certificate of incorporation, articles, by-laws or other constating documents, except as specifically required by or provided for in the Support Agreement, this Agreement, as part of the Recapitalization Transaction, the Plan or the Information Circular. (m) Except as (i) specifically required by the Support Agreement, this Agreement, as part of the Recapitalization Transaction, the Plan or the Information Circular, or (ii) required by applicable Law or a Governmental Entity, during the period commencing on the date hereof and ending on the earlier of (A) the Effective Date and (B) the valid termination of this Agreement as to all Parties, it shall not effect any of the following without the prior written consent of the Majority Private Placement Parties (such consent not to be unreasonably withheld, conditioned or delayed): (i) issue or sell, or authorize to issue or sell, any shares of its capital stock or any other ownership interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its capital stock or any other ownership interests, as applicable, in each case other than issuances of shares of capital stock by any subsidiary of Concordia to Concordia or any of its subsidiaries in connection with ordinary course cash management consistent with past practice, provided any such issuances shall be subject to the security interests granted by the applicable Secured Debt Documents; (ii) split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock or its other securities, as applicable; (iii) other than in the ordinary course of business consistent with past practice, sell, lease or otherwise dispose of any of its properties or assets that are material to the businesses of the Concordia Parties, taken as a whole; (iv) other than in the ordinary course of business consistent with past practice, amend in any material respect or terminate any Material Contract or enter into a Contract which, had it been entered into prior to the date hereof, would have been a Material Contract; (v) other than in the ordinary course of business (including, without limitation, the cash collateral agreements described in the Disclosure Letter) consistent with past practice, incur, create, assume, guarantee, cancel, modify, pre-pay or forgive any Indebtedness, or waive any rights thereunder; (vi) make capital expenditures in excess of $3 million, individually, or $7 million, in the aggregate;

- 10 - (vii) grant or agree to grant to any director, officer or senior executive of any of the Concordia Parties any material increase in wages or bonus, severance, profit sharing, retirement, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing employee benefit plans, except pursuant to the employee benefit plans or collective bargaining agreements of any Concordia Party in effect on the date hereof; (viii) make any tax election not required by Law that could have a material continuing effect on any of the Concordia Parties following the Effective Date, or settle or compromise any material Tax liability other than in the ordinary course of business consistent with past practice; (ix) other than in the ordinary course of business consistent with past practice, (A) waive any rights of substantial value or (B) cancel or forgive any material Indebtedness owed to any Concordia Party, other than Indebtedness of the Company owed to a Subsidiary Guarantor or Indebtedness for borrowed money of a Subsidiary Guarantor owed to the Company or to another Subsidiary Guarantor; (x) except as may be required by any Governmental Entity or under IFRS, make any material change in its methods, principles and practices of accounting, including tax accounting policies and procedures; or (xi) authorize any of, or commit or agree to take any of, the foregoing actions. (n) Subject to the terms and conditions contained in this Section 3(n) and Sections 3(o) and 3(p), each Concordia Party and Private Placement Party shall cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable Laws and to consummate and make effective the transactions contemplated by this Agreement, including their respective commercially reasonable efforts to obtain, prior to the Effective Date, all permits, consents, approvals, authorizations, qualifications and Orders of Governmental Entities and parties to Contracts with any Concordia Parties (including landlords) as are necessary for consummation of the transactions contemplated by this Agreement and to fulfill the conditions to consummation of the transactions contemplated hereby set forth in Section 7; provided that no Indebtedness for borrowed money shall be repaid, except as specifically required or permitted hereunder or under the Support Agreement, or otherwise required pursuant to the terms of the applicable loan agreement, and no Material Contract shall be amended to materially increase the amount payable thereunder or otherwise to be materially more burdensome to the Concordia Parties, to obtain any such consent, approval or authorization, without first obtaining the written approval of the Majority Private Placement Parties, acting reasonably. (o) Each of the Concordia Parties and the Private Placement Parties shall use its respective commercially reasonable efforts to promptly file or cause to be filed, as

- 11 - promptly as practicable, all required filings under applicable Antitrust Laws that the Majority Private Placement Parties reasonably determine in good faith, following consultation in good faith with Concordia, to be necessary or appropriate to consummate the transactions contemplated by this Agreement (collectively, the “Antitrust Filings”), shall consult and cooperate with each other in the preparation of such filings, and shall promptly inform the other Parties or their legal advisors of any material communication received by such Party from any Antitrust Authority regarding the transactions contemplated by this Agreement. Each Party shall review and discuss in advance, and consider in good faith the views of the other Parties and their legal advisors in connection with any proposed written or material oral communication with any Antitrust Authority. No Party shall participate in any meeting with any Governmental Entity relating to an Antitrust Filing unless it first consults with the other Parties or their legal advisors in advance, and to the extent permitted by the applicable Governmental Entity, gives the other Parties (which, in the case of the Private Placement Parties, shall be one representative selected by the Majority Private Placement Parties) or their legal advisors the opportunity to be present thereat. No Party shall agree to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Antitrust Authority without the written consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall be responsible for all filing fees required to be paid in connection with any Antitrust Filing. (p) The Private Placement Parties’ obligations under Sections 3(n) and 3(o) to use commercially reasonable efforts shall not include (i) proposing, negotiating, committing to or effecting, by consent decree, hold separate order, or otherwise, the sale, transfer, license, divestiture or other disposition of, or any prohibition or limitation on the ownership, operation, effective control or exercise of full rights of ownership of, any of the businesses, product lines or assets of any Private Placement Party or any of their respective Affiliates or of any of the Concordia Parties, and (ii) defending any judicial or administrative action or similar proceeding instituted (or threatened to be instituted) by any Person under any Antitrust Law or seeking to have any stay, restraining order, injunction or similar order entered by any Governmental Entity vacated, lifted, reversed, or overturned. (q) The Private Placement Parties shall further use their commercially reasonable efforts to file or cause to be filed, as promptly as practicable, all required filings and obtain any required approvals from any Governmental Entity under applicable foreign investment Laws that the Majority Private Placement Parties reasonably determine in good faith, following consultation in good faith with Concordia, to be necessary or appropriate to consummate the transactions contemplated by this Agreement and shall keep Concordia reasonably informed as to the progress of any such efforts to obtain approval. (r) Concordia shall provide notice to all Private Placement Parties of the expected Effective Date on a date that is at least fourteen (14) Business Days prior to the Effective Date. If the Effective Date is extended after such notice is provided to

- 12 - the Private Placement Parties (except in accordance with any extension due to a Withdrawn Commitment as described in Section 2(d)), Concordia shall provide further notice of such extended Effective Date to the Private Placement Parties and the Escrow Agent within one (1) Business Day of becoming aware of such extended Effective Date. Upon receipt of notice of any extension to the Effective Date, any Private Placement Party may direct the Escrow Agent to return any funds previously deposited with the Escrow Agent in accordance with Section 2(d), and the Escrow Agent shall return such funds in accordance with the terms of the Escrow Agreement. For greater certainty, nothing in this Section 3(r) shall relieve any Private Placement Party of its obligation to deliver its Private Placement Payment Amount and Withdrawn Commitment Payment Amount, if applicable, to the Escrow Agent by the revised Private Placement Funding Deadline or, as applicable, the revised Withdrawn Commitment Funding Deadline. (s) The Concordia Parties will maintain in effect and enforce policies and procedures designed to ensure compliance by the Concordia Parties and their respective directors, officers, employees and agents with Data Protection Laws, Anti- Corruption Laws and applicable Sanctions or Export Controls. The Concordia Parties will consult in good faith with the Majority Private Placement Parties on the implementation of revised policies and procedures pending as of the date of this Agreement. (t) Following a written request (including by e-mail) by the Advisors to Concordia, Concordia shall make available to the Advisors the minute books, securities registers and share certificate books (or copies thereof) of the Concordia Parties for review by the Advisors. (u) The covenants of Concordia set out in Section 3(g) of this Agreement shall survive the implementation of the Recapitalization Transaction (including the Private Placement) for the benefit of the Private Placement Parties for so long as such Private Placement Parties continue to own Private Placement Shares. 4. Representations and Warranties of the Private Placement Parties Each Private Placement Party hereby represents and warrants, severally and not jointly, to the Concordia Parties (and acknowledges that the Concordia Parties are relying upon such representations and warranties) that: (a) This Agreement has been duly executed and delivered by it, and, assuming the due authorization, execution and delivery by the Concordia Parties, this Agreement constitutes the legal, valid and binding obligation of such Private Placement Party, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity. (b) It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to

- 13 - execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby. (c) The execution and delivery of this Agreement by it and the completion by it of its obligations hereunder and the consummation of the transactions contemplated herein do not and will not violate or conflict with (i) subject to obtaining all requisite approvals required pursuant to the Plan, any Law applicable to the Private Placement Party or any of its properties or assets, (ii) its articles, bylaws or other similar organizational documents or (iii) any contract, agreement or instrument to which it, or any of its properties or assets, is subject to or bound, except in the case of clause (iii), as could not reasonably be expected to have an adverse effect on the Private Placement Party’s ability to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. (d) To the best of its knowledge, there is no proceeding, action, claim or investigation pending before any Governmental Entity or threatened against the Private Placement Party or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Private Placement Party’s ability to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. (e) It will have at the Private Placement Funding Deadline sufficient immediately available funds to make and complete the payment for all of the Private Placement Shares that it has committed to purchase hereunder in accordance with the provisions of this Agreement, and the availability of such funds will not be subject to the consent, approval or authorization of any Person(s). (f) If it is purchasing Private Placement Shares pursuant to Regulation D under the U.S. Securities Act, it is deemed to have made the Eligibility Representations and Warranties contained in Schedule C-1 hereto by checking the “Schedule C-1 - Accredited Investor” box on its signature page to this Agreement. If it is purchasing Private Placement Shares in an offshore transaction pursuant to Regulation S under the U.S. Securities Act, it is deemed to have made the Eligibility Representations and Warranties contained in Schedule C-2 hereto by checking the “Schedule C-2 - Offshore Investor” box on its signature page to this Agreement. Its Eligibility Representations and Warranties are true and correct, and it acknowledges that its Eligibility Representations and Warranties must remain true and correct as of the Effective Date in order for such Private Placement Party to be eligible to acquire Private Placement Shares. (g) It acknowledges that neither Concordia nor any Person representing Concordia has made any representation or warranty to it with respect to Concordia or the Private Placement, other than the representations and warranties of Concordia contained in Section 5 of this Agreement and in the Support Agreement. (h) The payment amounts that will be advanced to Concordia by it pursuant to this Agreement will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Bank

- 14 - Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) and any other applicable anti-money laundering statutes of jurisdictions where Concordia conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”) and it acknowledges that Concordia may in the future be required by law to disclose the Private Placement Party’s name and other information relating to this Agreement or its obligations under this Agreement on a confidential basis, pursuant to the Anti-Money Laundering Laws; and to the best of its knowledge (i) none of the funds to be provided by it (A) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction, or (B) are being tendered on behalf of a Person who has not been identified to it, and (ii) it shall promptly notify Concordia if it discovers that any of such representations ceases to be true, and to provide Concordia with appropriate information in connection therewith. (i) It is not (i) a Person listed in any economic or financial sanctions-related list of designated Persons maintained by the United Nations Security Council or by any Governmental Entity located in the United States, Canada, the European Union or its Member States, or the United Kingdom, (ii) a Person located, organized or resident in a country or territory which is itself the subject or target of any country-wide or territory-wide economic or financial sanctions, or (iii) directly or indirectly owned or controlled by any such Person or Persons (individually or in the aggregate) described in the foregoing clauses (i) and (ii). None of the representations and warranties of the Private Placement Parties contained in this Agreement shall survive after the Effective Time. 5. Representations and Warranties of the Concordia Parties Each of the Concordia Parties (except if the representation is applicable to Concordia only) jointly and severally represents and warrants to each Private Placement Party (and each Concordia Party acknowledges that each Private Placement Party is relying upon such representations and warranties) that: (a) This Agreement has been duly executed and delivered by it, and, assuming the due authorization, execution and delivery by each Private Placement Party, this Agreement constitutes the legal, valid and binding obligation of such Concordia Party, enforceable against it in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity. (b) It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to own its properties and assets and to conduct its business as currently being conducted, except, in each case, where the failure to have such power or authority would not

- 15 - reasonably be expected to result in a Material Adverse Change, and it has all necessary power and authority to execute and deliver this Agreement and, subject to the satisfaction of the conditions in this Agreement, to perform its obligations hereunder and consummate the transactions contemplated hereby. (c) The execution and delivery of this Agreement by such Concordia Party and the completion by it of its obligations hereunder and the consummation of the transactions contemplated hereby do not and will not (i) subject to obtaining all requisite approvals required pursuant to the Plan, violate or conflict in any material respect, with any judgment, order, notice, decree, statute, ordinance, rule, regulation or Law applicable to it or any of its respective properties or assets, or (ii) result (with due notice or the passage of time or both) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its articles, bylaws or organizational documents or, except as disclosed in the Disclosure Letter, under any Material Contract to which it is a party. (d) All Private Placement Shares issued in connection with the Private Placement have been or shall be, as of the Effective Date, duly authorized, validly issued, fully paid and non-assessable. (e) All Private Placement Shares issued in connection with the Private Placement shall be, as of the Effective Date, conditionally approved for listing on the TSX or such other Designated Offshore Securities Market acceptable to the Majority Private Placement Parties, subject only to receipt of customary final documentation. (f) (i) It is not a party to or bound by any collective agreement, works council agreement or other Contract with a labour union or like organization, and is not currently conducting negotiations with any labour union or employee association; (ii) to the Knowledge of the Company, there are no activities or proceedings of any labour organization to organize any employees of any Concordia Party and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labour or like organization; and (iii) there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, or work stoppage. (g) As of the date hereof, all compensation, including wages, commissions, bonuses and vacation pay, payable by it to all employees, independent contractors or consultants for services performed on or before the date hereof have been paid in full in the ordinary course of business or is accurately reflected in its books and records, except to the extent contested by any Concordia Party in respect of independent contractors or consultants and which contested amount is not material in the aggregate. (h) The minute books, securities registers and share certificate books of each Concordia Party are complete and correct in all material respects and have been maintained in accordance with applicable Law in all material respects.

- 16 - (i) It has filed all material tax and information returns, statements, forms, declarations, remittances and filings which are required to be filed with the appropriate Governmental Entity and all such returns, statements, forms, declarations, remittances and filings are complete in all material respects and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. (j) It has paid, collected, withheld and remitted or made provision for payment of all material taxes (including income tax, branch profits tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes and land transfer taxes), duties, levies, imposts, reassessments, assessments, deductions, charges or withholdings and all liabilities with respect thereto, including any penalty and interest payable with respect thereto imposed by any Governmental Entity (collectively, “Taxes”) which are due and payable or required to be collected or withheld and remitted and which are not disputed by Concordia. (k) Except as disclosed in the Disclosure Letter, (i) to the Knowledge of the Company no examination by a Governmental Entity of any tax or information return of any Concordia Party is currently in progress, except for any ordinary course tax return review by an applicable Governmental Entity, and there are no material issues or disputes outstanding with any Governmental Entity relating to Taxes, (ii) there are no material issues, actions, suits, proceedings, investigations, claims or disputes outstanding against any Concordia Party in respect of Taxes, and (iii) there are no agreements, waivers or other arrangements with any Governmental Entity providing for an extension of time for any filing of any tax or information return (other than such an extension that is filed in the ordinary course of business), payment of any Tax or deficiency, assessment or reassessment of Taxes with respect to any Concordia Party. (l) Except as disclosed in the Disclosure Letter, (i) it has provided adequate reserves (in accordance with IFRS) for the payment of all Taxes not yet due and payable and there are no liens for taxes on its assets and properties, (ii) there are no proceedings or audits pending or, to the Knowledge of the Company, threatened in writing of the Tax returns of any Concordia Party (whether federal, state, provincial, local or foreign), (iii) there are no matters under discussion, audit or appeal with any Governmental Entity relating to material Taxes, and (iv) there are no claims which have been or, to the Knowledge of the Company, may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any Governmental Entity of any deficiency. (m) (i) Concordia is authorized to issue an unlimited number of common shares, of which, as at the date hereof, 51,283,800 shares are issued and outstanding, and Concordia has no other capital stock authorized or issued and outstanding, other than 2,358,345 unvested restricted share units, 30,033 unvested deferred share units and 1,336,667 stock options outstanding, (ii) all of the issued and outstanding shares or other securities of Concordia were issued in compliance with applicable Laws in all material respects, (iii) none of the outstanding shares

- 17 - or other securities of Concordia were issued in violation of any agreement, arrangement or commitment to which Concordia is a party or is subject to or in violation of any preemptive or similar rights of any Person, (iv) no Concordia Party has any outstanding or authorized share appreciation, phantom share, profit participation or similar rights, (v) other than the governance agreement dated October 21, 2015 between Cinven Capital Management (V) General Partner Limited and Concordia, and the other parties thereto, there are no voting trusts or agreements, pooling agreements, unanimous shareholder agreements, other shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares or other securities in any Concordia Party and (vi) other than the foregoing, there are no outstanding options, warrants, convertible securities or rights of any kind to purchase or otherwise acquire capital stock or other securities of any Concordia Party. (n) Concordia has established and maintains a system of disclosure controls and procedures and internal control over financial reporting, and has: (i) designed such disclosure controls and procedures, or caused them to be designed under management’s supervision, to provide reasonable assurance that material information relating to it is made known to management by others, particularly during the period in which the financial statements are being prepared and (ii) designed such internal control over financial reporting, or caused it to be designed under management’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. (o) It owns or otherwise has the right to use, free and clear of all liens except for Permitted Encumbrances, all of the Intangible Property material to its business. All material registrations, if any, and material filings necessary to preserve its rights in the material Intangible Property owned or, to the Knowledge of the Company, used by it have been made and are in good standing. There are no defaults in the prosecution of any of its patent applications. Except as disclosed in the Disclosure Letter, there is no pending action, claim, suit or proceeding against such Concordia Party or, to the Knowledge of the Company, any other Person with respect to its ownership of the material Intangible Property or, to the Knowledge of the Company, its use of the material Intangible Property, and there are no circumstances which cast doubt on the validity or enforceability of its ownership of the material Intangible Property or, to the Knowledge of the Company, its use of the material Intangible Property. To the Knowledge of the Company, there is no threatened action, claim, suit or proceeding against any Concordia Party with respect to its use or ownership of material Intangible Property. Except as disclosed in the Disclosure Letter, the conduct of any Concordia Party’s business does not, to the Knowledge of the Company, infringe upon the intellectual property rights of any other Person. Such Concordia Party has not received any written charge, complaint, claim, demand or notice alleging any infringement or misappropriation of the material Intangible Property owned or used by it, including any claim that it must license or refrain from using any such Intangible Property. Except as disclosed in the Disclosure Letter, it has not

- 18 - granted any exclusive license to any other Person with respect to any material Intangible Property owned or used by it that relates to the molecules listed in the Disclosure Letter. (p) Except as disclosed in the Disclosure Letter, it does not lack nor will it be unable to obtain, with respect to its business or the business of any other Concordia Parties, any material rights or licenses with respect to (i) Intangible Property that it owns or (ii) to the Knowledge of the Company, Intangible Property that it uses, in order to conduct its business and the business of the Concordia Parties as currently being conducted. (q) Except as disclosed in the Disclosure Letter, to the Knowledge of the Company, there are no third parties other than licensors set forth in the Disclosure Letter who have rights to any Intangible Property material to the business of any of the Concordia Parties or owned or used by any Concordia Parties. (r) It has taken reasonable steps to protect and maintain each item of Intangible Property that is material to its business and the business of the Concordia Parties that is deemed by applicable Law or by Concordia to be a trade secret of the Concordia Parties. (s) Except as disclosed in the Disclosure Letter, there is no Person acting or purporting to act at the request or on behalf of such Concordia Party that is entitled to any brokerage or finder’s fee or other compensation in connection with the Recapitalization Transaction, the Support Agreement or this Agreement. (t) Except as disclosed in the Disclosure Letter, it holds all of the material permits, certificates, licenses, registrations, approvals, qualifications, consents and like authorizations necessary or required for it to carry on its business in each jurisdiction where such business is carried on, including, but not limited to, material permits, certificates, licenses, registrations, approvals and like authorizations from regulatory authorities (collectively, the “Material Permits”). All such Material Permits are valid in full force and effect and none of the same contains any term, provision, condition or limitation which would reasonably be expected to affect or restrict in a material adverse manner the operation of its business as now carried on. (u) Except as disclosed in the Disclosure Letter, no Material Permits issued by the Food and Drug Administration or any other Governmental Entity have been limited, suspended, or revoked, and, to the Knowledge of the Company, neither the Food and Drug Administration nor any other Governmental Entity is considering such action. (v) Since December 31, 2015, it has neither voluntarily nor involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any product or is

- 19 - currently considering initiating, conducting or issuing any recall of any product, except as disclosed in the Disclosure Letter or as has not had or would not reasonably be excepted to have, individually or in the aggregate, a Material Adverse Change. To the Knowledge of the Company and other than the DESI proceedings relating to Donnatal® which have been described in the Disclosure Letter, there are no facts raised by, or which are reasonably likely to cause any written notice from, the Food and Drug Administration or any other Governmental Entity regarding (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by any Concordia Party, (ii) a change in the marketing classification or a material change in the labelling of any such products, or (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such products. (w) Except as otherwise disclosed in the Disclosure Letter or the Information, or except as otherwise required by the Plan, the Support Agreement or this Agreement, since December 31, 2017, there has been no: (i) transfer, assignment, sale or other disposition of any assets or cancellation of any debts or entitlements, in each case having value in excess of $5 million, except any intercompany transactions (i) made between Concordia and any of its subsidiaries or between any of Concordia’s subsidiaries that are consistent with past practice and in accordance with applicable Debt Documents or (ii) necessary to achieve the transactions contemplated by the Plan, the Support Agreement or this Agreement; (ii) material damage, destruction or loss (whether or not covered by insurance) to its property in an amount in excess of $5 million; (iii) capital investment in, or loan to, any other Person (other than between Concordia and any of its subsidiaries or between any of Concordia’s subsidiaries in connection with intercompany ordinary course cash management transactions, and/or intercompany dividends or distributions in the ordinary course of business, in each case made in accordance with the applicable Debt Documents) in an amount in excess of $5 million; (iv) capital expenditures in excess of $3 million, individually or $7 million, in the aggregate; (v) loan to (or forgiveness of any loan to), or entry into any other transaction with, any of Concordia’s shareholders; or (vi) material change by any Concordia Party in accounting principles, practices or methods except as required by Law, IFRS or generally acceptable accounting principles as required by applicable local Laws. (x) All of the representations and warranties of the Concordia Parties set out in Section 3 of the Support Agreement are incorporated herein and are true and correct.

- 20 - None of the representations and warranties of the Concordia Parties contained in this Agreement shall survive following the Effective Time. 6. Closing (a) Subject to the satisfaction or waiver of all of the conditions set forth in Section 7, the closing of the Private Placement shall be completed at the offices of Goodmans LLP in Toronto, Ontario in connection with the implementation of the Plan. (b) Subject to and in accordance with the terms and conditions of this Agreement, the Escrow Agreement and the Plan, on the Effective Date, the amounts held in escrow pursuant to this Agreement and the Escrow Agreement shall be released from escrow, pursuant to Section 2(d), to Concordia. 7. Conditions to Closing (a) The respective obligations of each of the Concordia Parties and the Private Placement Parties to complete the transactions on the Effective Date as contemplated hereby are subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the mutual benefit of the Concordia Parties, on the one hand, and the Private Placement Parties, on the other hand, and may be waived, in whole or in part, jointly by Concordia and the Majority Private Placement Parties (provided that such conditions shall not be enforceable by a Concordia Party or a Private Placement Party, as the case may be, if any failure to satisfy such conditions results primarily from an action, error or omission by or within the control of the Party seeking enforcement): (i) the Information Circular as filed and distributed, and the Plan, as filed, distributed and approved, shall be acceptable to Concordia and the Majority Private Placement Parties, acting reasonably; (ii) all conditions precedent to the Recapitalization Transaction and implementation of the Plan shall have been satisfied or waived in accordance with the terms of the Plan, and Concordia and the Majority Private Placement Parties, or respective counsel on behalf of such Parties, shall have provided written confirmation that such conditions have been satisfied or waived as of the Effective Date; (iii) there shall not be any pending actions, orders, decrees, investigations or proceedings, including appeals and applications for review, in progress, or to the Knowledge of the Company or the knowledge of the Private Placement Parties, threatened, by or before any Governmental Entity in Canada, the United States or otherwise, in relation to the Private Placement Shares or the Private Placement, any of which is reasonably likely to be successful and which operates to prevent or restrict the lawful distribution of such shares (which prevention or restriction is continuing);

- 21 - (iv) there shall be no Withdrawn Commitments which are not acquired or assumed or otherwise assigned or reduced in accordance with Section 1 of this Agreement; (v) the amounts funded in escrow in respect of the Private Placement shall, by no later than the Business Day prior to the Effective Date, equal the Total Offering Size (subject to any adjustments as agreed in writing by Concordia and the Majority Private Placement Parties); and (vi) there shall not be in effect any decision, order or decree issued by a Governmental Entity pursuant to applicable Laws that prevents or materially restricts the transactions contemplated by this Agreement or the Plan. (b) The obligations of each of the Private Placement Parties to complete the purchase of its applicable Private Placement Shares on the Effective Date as contemplated hereby are subject to the satisfaction of the following conditions on or before the Effective Date, each of which is for the benefit of the Private Placement Parties and may be waived, in whole or in part, by the Majority Private Placement Parties (provided that such conditions shall not be enforceable by the Private Placement Parties if any failure to satisfy such conditions results primarily from an action, error or omission by or within the control of the Private Placement Party seeking enforcement): (i) all actions required to be taken by or on behalf of the Concordia Parties will have occurred on or prior to the Effective Date so as to validly authorize the Private Placement, the creation and issuance of the Private Placement Shares, and the purchase of the Private Placement Shares by the Private Placement Parties as contemplated by this Agreement; (ii) the Concordia Parties shall have obtained all required material third party consents in order to complete the Private Placement; (iii) all approvals have been obtained or waiting periods expired in connection with Antitrust Filings sufficient to enable the consummation of the transactions contemplated by this Agreement; (iv) all terms and conditions of the Private Placement included in the Information Circular and the Plan shall have been acceptable to the Majority Private Placement Parties, acting reasonably, and shall not have been changed in any material respect unless otherwise agreed to in writing by Concordia and the Majority Private Placement Parties in accordance with the terms of this Agreement; (v) the Concordia Parties shall have performed all of their obligations under and in accordance with this Agreement and the Support Agreement in all material respects, including, without limitation, payment of the Private Placement Commitment Consideration pursuant to the terms hereof on the

- 22 - Effective Date, and each Concordia Party shall have provided to the Private Placement Parties a certificate signed by an officer of such Concordia Party certifying compliance with this Section 7(b)(v) as of the Effective Date; (vi) each of the conditions precedent to the Recapitalization Transaction set forth in Sections 9(a) and 9(c) of the Support Agreement shall have been satisfied or waived (other than those conditions which by their terms are to be satisfied or can be validly waived at the Effective Time), except that, for the purposes of determining whether the condition set forth in this Section 7(b)(v) has been satisfied, all references to “Consenting Debtholders” and “Majority Initial Consenting Debtholders” or “Majority Initial Consenting Secured Debtholders”, as applicable, set forth in Sections 9(a) and 9(c) of the Support Agreement shall be read as “Private Placement Parties” and “Majority Private Placement Parties”, each as defined herein, respectively; (vii) the representations and warranties of the Concordia Parties contained in this Agreement and in Section 3 of the Support Agreement shall be true and correct in all material respects (except for those representations and warranties which expressly include a materiality standard, which shall be true and correct in all respects giving effect to such materiality standard) at and as of the date hereof and at and as of the Effective Date, except (A) that representations and warranties that are by their terms given as of a specified date shall be true and correct in all material respects (except for those representations and warranties which expressly include a materiality standard, which shall be true and correct in all respects giving effect to such materiality standard) as of such date, and (B) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement and the Support Agreement, and each Concordia Party shall have provided to the Private Placement Parties a certificate signed by an officer of such Concordia Party certifying compliance with this Section 7(b)(vii) as of the Effective Date; (viii) on the Effective Date, all Advisor Fees shall have been paid in accordance with the terms of their respective engagement letters with Concordia; provided that the Advisors shall have provided Concordia with invoices for all such fees and expenses incurred up to the date that is five (5) Business Days prior to the Effective Date, and shall have also provided Concordia with a reasonable estimate of all such fees and expenses to be incurred by the Advisors in the period from that date to the Effective Date; (ix) the Support Agreement shall remain in full force and effect and shall not have been terminated with respect to all parties thereto; (x) Concordia shall have delivered to the Advisors a duly executed signature page to the Governance Agreement, which shall be consistent with the

- 23 - Governance Term Sheet and be in form and substance satisfactory to Concordia, acting reasonably, and the Majority Private Placement Parties; (xi) to the extent required, Concordia shall have amended its articles of incorporation, by-laws and other organizational documents in form and substance acceptable to the Company, acting reasonably, and the Majority Private Placement Parties, which shall be consistent with the Governance Term Sheet, subject to any approvals required by, and in accordance with, applicable Laws; (xii) the fees and expenses of the Company’s advisors shall be satisfactory to the Majority Private Placement Parties, acting reasonably; and (xiii) there shall not have occurred after the date hereof a Material Adverse Change. (c) The obligations of Concordia to consummate the issuance of the Private Placement Shares on the Effective Date as contemplated hereby are subject to satisfaction of the following conditions on or before the Effective Date, which are for the benefit of the Concordia Parties and may be waived, in whole or in part, by Concordia (provided that such condition shall not be enforceable by Concordia s if any failure to satisfy such condition results from an action, error or omission by or within the control of the Concordia Parties): (i) the representations and warranties of each of the Private Placement Parties contained in this Agreement (including, for certainty, its Eligibility Representations and Warranties) shall continue to be true and correct in all material respects, except to the extent such representations and warranties are by their terms given as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of such date; (ii) each of the Private Placement Parties shall have performed all of its obligations to be performed by such Private Placement Party under and in accordance with this Agreement and the Support Agreement in all material respects; and (iii) each of the conditions precedent to the Recapitalization Transaction set forth in Sections 9(a) and (b) of the Support Agreement shall have been satisfied or waived (other than those conditions which by their terms are to be satisfied or can be validly waived at the Effective Time). 8. Approval, Enforcement, Consent, Waiver, Amendment, Termination of or by Private Placement Parties (a) Where this Agreement provides that a matter shall have been approved, agreed to, enforced, consented to, waived, amended or terminated by the Private Placement Parties, or that a matter must be satisfactory to the Private Placement Parties, such

- 24 - approval, agreement, enforcement, consent, waiver, amendment, termination, satisfaction or other action shall have been obtained or satisfied, as the case may be, for the purposes of this Agreement where the Private Placement Parties (other than any Defaulting Private Placement Parties, Non-Investing Private Placement Parties and Objecting Private Placement Parties) holding more than 66 2/3% of the aggregate Private Placement Commitments of all such Private Placement Parties (the “Majority Private Placement Parties”) shall have confirmed in writing (including by email) their approval, agreement, enforcement, consent, waiver, amendment, termination satisfaction or other action, as the case may be, to Concordia or to the Advisors, in which case the Advisors shall communicate any such decision to all Private Placement Parties and Concordia in writing (including by email). Concordia shall be entitled to rely on any such confirmation of approval, agreement, consent, waiver, amendment, termination, satisfaction or other action communicated to Concordia by any of the Advisors without any obligation to inquire into the Advisors’ authority to do so on behalf of the Private Placement Parties and such communication shall be effective for all purposes of this Agreement and the terms and conditions hereof; provided that any amendment, modification or supplement to the definition of “Lock-up Period” or any amendment, modification or supplement to Section 2(e) herein shall require the unanimous consent of the Private Placement Parties (other than any Defaulting Private Placement Parties, Non-Investing Private Placement Parties and Objecting Private Placement Parties). (b) Notwithstanding anything to the contrary herein, if this Agreement is amended, modified or supplemented or any matter herein is approved, consented to or waived in a manner that: (i) materially adversely changes the fundamental terms of the Private Placement as they relate to the Private Placement Parties (including, without limitation (A) affects the number of Private Placement Shares to be provided to the Private Placement Parties on the Effective Date as a percentage of the Common Shares to be issued under the Plan, (B) would have the effect of decreasing or increasing the amount of the Private Placement Commitment of a Private Placement Party other than pursuant to the terms of this Agreement, or (C) would have the effect of the Private Placement Shares not being conditionally approved for listing from the Effective Date on the TSX or another Designated Offshore Securities Market acceptable to the Majority Private Placement Parties, subject only to receipt of customary final documentation, (ii) amends or modifies the provisions of this Section 8, or (iii) extends the Outside Date, then any Private Placement Party that objects to any such amendment, modification, supplement, approval, consent or waiver within three (3) Business Days after receipt of notice of such amendment, modification, supplement, approval, consent or waiver may terminate its obligations under this Agreement upon five (5) Business Days’ written notice to the other Parties hereto (in each case such Private Placement Party, an “Objecting Private Placement Party”) and shall upon such termination no longer be a Private Placement Party.

- 25 - 9. Automatic Termination Events This Agreement shall terminate automatically as to all Parties and without the need for notice in the event that: (a) the Support Agreement has been terminated for any reason under Section 12 of the Support Agreement (other than in respect of a termination pursuant to Section 12(d) or 12(e) of the Support Agreement); (b) by 11:59 p. m. (Toronto time) on May 12, 2018, the Advisors have not given written notice to the Company that Private Placement Parties holding at least 90% of the aggregate Private Placement Commitments as of the date hereof have agreed to a term sheet setting out the principal terms of the governance structure of the Company and the registration rights of certain holders of Common Shares following the Effective Time, in form and substance acceptable to the Company, acting reasonably and such Private Placement Parties (the “Governance Term Sheet”); or (c) Private Placement Parties collectively holding more than 10% of the Private Placement Commitments have terminated this Agreement in respect of themselves pursuant to Section 10(b). 10. Private Placement Parties Termination Events (a) This Agreement may be terminated as to all Parties by the delivery to Concordia of a written notice in accordance with Section 16(n) of this Agreement by the Majority Private Placement Parties in the exercise of their sole discretion, upon the occurrence and, if applicable, continuation of any of the following events: (i) the Company fails to meet any of the Milestones by the applicable deadlines (as such deadlines may be extended pursuant to the terms of the Support Agreement); (ii) failure by any Concordia Party to perform in all material respects its obligations set forth in this Agreement or the Support Agreement, which is not cured within three (3) Business Days after the receipt of written notice from the Majority Private Placement Parties of such failure; (iii) if any representation or warranty of any Concordia Party made in this Agreement shall prove untrue in any material respect as of the date when made (except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement and the Support Agreement); provided, however, that if any such breach of any such representation or warranty is susceptible to cure, such Concordia Party shall have three (3) Business Days after receipt of written notice (which notice includes a summary description of such breach) from the Majority Private Placement Parties of their intention to

- 26 - terminate this Agreement if such breach continues in which to cure such breach; (iv) if any Concordia Party enters into an agreement (including, without limitation, any agreement in principle, letter of intent, memorandum of understanding or definitive agreement) with respect to an alternative offer, restructuring, sale of assets, merger, workout, plan of arrangement or plan of reorganization other than the Plan that is not expressly permitted by this Agreement or the Support Agreement or with the prior written consent of the Majority Private Placement Parties; (v) if the Company publicly recommends, enters into a written agreement to pursue, directly or indirectly proposes, supports, assists, solicits or files a motion or pleading seeking approval of, a Superior Transaction; (vi) if any order is issued by a Governmental Entity pursuant to applicable Laws that: (i) prevents or restricts the lawful distribution of the Private Placement Shares, or prevents or materially restricts such shares from being freely tradable under applicable Canadian Securities Laws (provided that the trade is not a “control distribution” as defined in Canadian Securities Laws, no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade, no extraordinary commission or consideration is paid to a Person in respect of the trade, and if the selling security holder is an insider or officer of the issuer, the selling security holder has no reasonable grounds to believe that the issuer is in default of Canadian Securities Laws) on the Effective Date, or (ii) prevents the Private Placement Shares from being, assuming that the holder thereof is not Concordia, a distributor, any of their respective affiliates or any Person acting on behalf of any of the foregoing, eligible for immediate resale on or through the facilities of the TSX or another Designated Offshore Securities Market acceptable to the Majority Private Placement Parties pursuant to Rule 904 of Regulation S (subject to execution and delivery by the seller of a declaration in the form attached as Schedule B hereto or such other form as Concordia and the seller may agree); (vii) if the CBCA Proceedings (other than in accordance with the Support Agreement) or the Alternative Implementation Process, as applicable, are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed with respect to any Concordia Party, unless such appointment is made with the prior written consent of the Majority Private Placement Parties; (viii) the amendment, modification or the filing of a pleading by any Concordia Party seeking to amend or modify the terms of the Recapitalization Transaction or the Plan or any material document or order relating thereto, unless such amendment, modification or filing is acceptable to the Majority Private Placement Parties;

- 27 - (ix) upon the issuance of any preliminary or final decision, order or decree by a Governmental Entity, the making of an application to any Governmental Entity, or the commencement of an action or investigation by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the Plan, which restrains or prohibits or materially impedes the Recapitalization Transaction or the Plan; or (x) the occurrence of a Material Adverse Change after the date hereof, in each case unless the event giving rise to the termination right is waived or cured in accordance with the terms hereof. (b) This Agreement may be terminated by any Private Placement Party as to itself in the exercise of its sole discretion by the delivery by such Private Placement Party (a “Non-Investing Private Placement Party”) to Concordia and each of the other Private Placement Parties of a written notice in accordance with Section 16(n) of this Agreement prior to 11:59 p.m. (Toronto time) on May 13, 2018, if such Non-Investing Private Placement Party does not accept the terms of the Governance Term Sheet. 11. Concordia Termination Events (a) This Agreement may be terminated as to all Parties by the delivery to the Private Placement Parties of a written notice in accordance with Section 16(n) of this Agreement by Concordia if any order is issued by a Governmental Entity pursuant to applicable Laws, or if there is any change of Law, which prevents or materially restricts the lawful distribution of the Private Placement Shares; provided that Concordia shall have complied with its obligations under Sections 3(n) and 3(o) in all material respects. (b) This Agreement may be terminated as to any Private Placement Party by the delivery to such Private Placement Party (with a copy to all other Private Placement Parties) of a written notice in accordance with Section 16(n) of this Agreement by Concordia, in the exercise of its sole discretion, upon such Private Placement Party (i) not funding in accordance with this Agreement its Private Placement Payment Amount by the Private Placement Funding Deadline or (ii) not funding in accordance with this Agreement its Withdrawn Commitment Payment Amount, if applicable, by the Withdrawn Commitment Funding Deadline (a “Non-Funding Private Placement Party”). (c) In addition, and without limiting in any way Section 11(b) of this Agreement, this Agreement may be terminated as to any Private Placement Party (a “Breaching Private Placement Party”) by delivery to such Breaching Private Placement Party (with a copy to all other Private Placement Parties) of a written notice in accordance with Section 16(n) of this Agreement by Concordia, in the exercise of its sole discretion and provided that Concordia is not in default hereunder, upon the occurrence and continuation of any of the following events:

- 28 - (i) failure by such Private Placement Party to comply in all material respects with, or default by the Private Placement Party in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement or the Support Agreement which is not cured within three (3) Business Days after the receipt by such Private Placement Party of written notice of such failure or default; or (ii) if any representation, warranty or other statement of such Private Placement Party made or deemed to be made in this Agreement (including, for certainty, its Eligibility Representations and Warranties) shall prove untrue in any material respect as of the date when made; provided, however, that if any such breach of any such representation or warranty is susceptible to cure, such Private Placement Party shall have three (3) Business Days after receipt of written notice (which notice includes a summary description of such breach) from Concordia of its intention to terminate this Agreement if such breach continues in which to cure such breach. 12. Mutual Termination This Agreement and the obligations of the Parties hereunder, may be terminated by mutual agreement between (a) Concordia and (b) the Majority Private Placement Parties. 13. Effect of Termination (a) Upon termination of this Agreement pursuant to Section 9, Section 10(a), Section 11(a) or Section 12 of this Agreement, this Agreement shall be void and of no further force and effect and each Party hereto shall be automatically and simultaneously released from its commitments, undertakings, and agreements under or related to this Agreement, except for the rights, agreements, commitments and obligations under Sections 3(a), 3(i), 14 and 16 of this Agreement (and Section 2(e) of this Agreement in the event that this Agreement is terminated pursuant to Section 9(a) due to a termination in accordance with Section 12(g)(i) of the Support Agreement), all of which shall survive such termination, and each Party shall have the rights and remedies that it would have had had it not entered into this Agreement and shall be entitled to take all actions, whether with respect to the Recapitalization Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement; provided that, notwithstanding the foregoing, the Private Placement Parties (other than any Breaching Private Placement Party, Objecting Private Placement Party, Non- Investing Private Placement Party and/or Non-Funding Private Placement Party) shall be entitled to payment of the Private Placement Commitment Consideration upon the occurrence of an Applicable Payment Event; and provided further that for greater certainty the obligations under Section 3(i) shall not survive termination of this Agreement pursuant to Section 9(b) or 9(c). (b) The Concordia Parties hereby consent to the termination of this Agreement if terminated in accordance with Section 8(b), 9, or 10 herein and hereby waive any

- 29 - application of the stay of proceedings granted in the CBCA Proceedings (or, for greater certainty, the automatic stay of proceedings in effect upon the filing of any Chapter 11 Process or any stay of proceedings granted in the CCAA Proceedings) on any such termination. (c) Upon termination of this Agreement by Concordia with respect to a Defaulting Private Placement Party under Section 11(b) or 11(c) of this Agreement, this Agreement shall be void and of no further force or effect with respect to such Defaulting Private Placement Party and, subject to the right of Concordia to pursue any and all legal and equitable rights against a Defaulting Private Placement Party in respect of the circumstances that resulted in them becoming a Defaulting Private Placement Party, all rights, obligations, commitments, undertakings, and agreements under or related to this Agreement of or in respect of such Defaulting Private Placement Party shall be of no further force or effect, except for the rights and obligations under Sections 14and 16 of this Agreement, all of which shall survive such termination, and such Defaulting Private Placement Party shall have the rights and remedies that it would have had had it not entered into this Agreement and shall be entitled to take all actions, whether with respect to the Recapitalization Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement. For certainty, if Concordia terminates this Agreement with respect to a Defaulting Private Placement Party, the Private Placement Party(s) that are not Defaulting Private Placement Party(s) shall have no liability whatsoever with respect to such Defaulting Private Placement Party. (d) Upon termination by an Objecting Private Placement Party of its obligations under this Agreement pursuant to Section 8(b) of this Agreement, this Agreement shall be of no further force or effect with respect to such Objecting Private Placement Party and all rights, obligations, commitments, undertakings, and agreements under or related to this Agreement of or in respect of such Objecting Private Placement Party shall be of no further force or effect, except for the rights and obligations under Sections 14 and 16 of this Agreement, all of which shall survive such termination, and such Objecting Private Placement Party shall have the rights and remedies that it would have had had it not entered into this Agreement and shall be entitled to take all actions, whether with respect to the Recapitalization Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement. (e) Upon termination by a Non-Investing Private Placement Party of its obligations under this Agreement pursuant to Section 10(b) of this Agreement, this Agreement shall be of no further force or effect with respect to such Non- Investing Private Placement Party and all rights, obligations, commitments, undertakings, and agreements under or related to this Agreement of or in respect of such Non-Investing Private Placement Party shall be of no further force or effect, except for the rights and obligations under Sections 14 and 16 of this Agreement, all of which shall survive such termination, and such Non-Investing Private Placement Party shall have the rights and remedies that it would have had had it not entered into this Agreement and shall be entitled to take all actions,

- 30 - whether with respect to the Recapitalization Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement. 14. Confidentiality (a) Each Party shall maintain the confidentiality of, and not disclose, the identity and commitments of any of the Private Placement Parties, including, without limitation, the information contained on their signature pages hereto (collectively, the “Confidential Private Placement Party Information”); provided, however, that such Confidential Private Placement Party Information may be disclosed: (i) to each Party’s Representatives provided that each such Representative (A) needs to know such information for purposes of the Recapitalization Transaction, (B) is informed of this confidentiality provision and the confidential nature of such information, and (C) agrees to act in accordance with the terms of this confidentiality provision, (ii) to Persons in response to, and to the extent required (as determined by such Party following advice of such Party’s legal counsel) by applicable Law, by any stock exchange rules on which its securities or those of any of its affiliates are traded, by any Governmental Entity or by any subpoena or other legal process, including, without limitation, by any court of competent jurisdiction or applicable rules, regulations or procedures of a court of competent jurisdiction, and (iii) by the Private Placement Parties to investors or prospective investors in any of their funds so long as such disclosure has a valid business purpose and is effected in a manner consistent with customary practices, provided that any such investor or prospective investor shall have been informed of the confidential nature of the disclosure and instructed to keep it confidential (whether by a confidentiality acknowledgement statement or otherwise). If a Party or its Representatives is required to disclose the identity or specific holdings of a Private Placement Party in the manner set out in clause (ii) above (in such case, a “Disclosing Party”), such Disclosing Party shall, to the extent not prohibited by Law or court order, provide to the applicable Private Placement Party(s), and, if the Disclosing Party is a Private Placement Party, to Concordia, prompt written notice of any such requirement (including a written copy of the proposed disclosure), to the extent permissible and practicable under the circumstances, and the Disclosing Party shall reasonably cooperate with the Private Placement Party(s) and/or Concordia, as applicable, in seeking a protective order or other appropriate remedy or waiver of compliance with such requirement. For certainty, with respect to any Private Placement Party, Confidential Private Placement Party Information includes such Private Placement Party’s own Confidential Private Placement Party Information. (b) Notwithstanding the provisions in this Section 14, Concordia may disclose: (i) the identity of a Private Placement Party in any action to enforce this Agreement and/or the Support Agreement against such Private Placement Party (and only to the extent necessary to enforce this Agreement and/or the Support Agreement against such Private Placement Party), (ii) in any of its proxy or information circulars (A) the identity of and number of Relevant Shares held by a Private Placement Party that holds 10% or more of the Existing Shares, and (B) the identity of and number of Common Shares expected to be held upon

- 31 - implementation of the Recapitalization Transaction by a Private Placement Party that is expected to hold 10% or more of the Common Shares of Concordia on implementation of the Recapitalization Transaction, in each case to the extent required by applicable Securities Laws or by any stock exchange rules on which its securities are traded (as determined by Concordia following advice of Concordia’s legal counsel and in consultation with the Advisors), and (iii) the existence of and the aggregate commitments evidenced by this Agreement and the aggregate holdings of Secured Debt and aggregate holdings of Unsecured Debt of the Private Placement Parties in any public disclosure (including, without limitation, press releases and court materials) produced by Concordia at the discretion of Concordia, provided that all such disclosures are (A) made in accordance with Section 16 of the Support Agreement and (B) in the context of any such public disclosure, other than as provided under clause (ii) above, only the aggregate holdings of Secured Debt, aggregate holdings of Unsecured Debt and/or aggregate commitments of the Private Placement Parties may be disclosed (but not their individual identities, holdings or commitments, provided that individual entities, holdings or commitments may be disclosed to the TSX or NASDAQ on a confidential basis if required under the applicable rules of the TSX or NASDAQ). Nothing in this Agreement shall obligate Concordia to make any public disclosure of this Agreement. (c) Notwithstanding the provisions in this Section 14, (i) a Private Placement Party may disclose: (A) its own Confidential Private Placement Party Information, and (B) the Confidential Private Placement Party Information of any of the other Private Placement Parties with the prior written consent of the applicable Private Placement Party(s); and (ii) Concordia may disclose the Confidential Private Placement Party Information of any Private Placement Party with the prior written consent of the applicable Private Placement Party. 15. Further Assurances Subject to the terms and conditions of this Agreement, each Party shall do all such things and take all such actions as are in its control and are commercially reasonable, deliver to the other Parties such further information and documents, and execute and deliver to the other Parties such further instruments and agreements as another Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to the other Party the benefits of this Agreement. 16. Miscellaneous (a) The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. (b) Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

- 32 - (c) Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of the United States of America. (d) This Agreement shall become effective upon the execution hereof by the Concordia Parties and by Private Placement Parties whose aggregate Private Placement Commitments, as indicated on Schedule E hereto, equal the Total Offering Size. (e) This Agreement and any other agreements contemplated by or entered into pursuant to this Agreement (which will include the Plan), together with the Private Placement Party Confidentiality Agreements and the Support Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof. (f) The agreements, representations and obligations of the Private Placement Parties under this Agreement are, in all respects, several (in proportion to the percentage of the aggregate Private Placement Commitments of all the Private Placement Parties represented by each such Private Placement Party’s Private Placement Commitment) and not joint and several. (g) No Party shall have any responsibility by virtue of this Agreement for any trading by any other entity. No prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this Agreement. (h) The Parties hereto acknowledge that this Agreement does not constitute an agreement, arrangement, or understanding with respect to acting together for the purpose of acquiring, holding, voting or disposing of any equity securities of Concordia and the Private Placement Parties do not constitute a “group” within the meaning of Rule 13d-5 under the U.S. Securities Exchange Act of 1934, as amended. Nothing contained in this Agreement or in the Support Agreement or in any agreement contemplated by the Support Agreement and no action taken by any Private Placement Party pursuant to this Agreement shall be deemed to constitute or to create a presumption by any of the Parties that the Private Placement Parties are in any way acting in concert or as a “group” (or a joint venture, partnership or association), and no Concordia Party will assert any such claim with respect to such obligations or the transactions contemplated by this Agreement or the Support Agreement, and the Concordia Parties acknowledge that none of the Private Placement Parties are acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or the Support Agreement. The Concordia Parties acknowledge and each Private Placement Party confirms that it has independently participated in the negotiation of the transactions contemplated under this Agreement and the Support Agreement with the advice of counsel and advisors. For the avoidance of doubt, the Concordia Parties make this acknowledgement in connection with any actions taken by the Private Placement Parties in furtherance of the Recapitalization Transaction, including the negotiation of the Definitive Documents.

- 33 - (i) The Parties hereto acknowledge that, in connection with any matter requiring approval, agreement, consent, waiver, request or other action of the Majority Private Placement Parties under this Agreement, there is no requirement or obligation that such Parties agree among themselves with respect thereto. In connection with any such approval, agreement, consent, waiver, request or other action of the Majority Private Placement Parties, each such Party may, through its Advisors, confirm such approval, agreement, consent, waiver, request or other action. In connection with an approval, agreement, consent or waiver of the Majority Private Placement Parties hereunder, Concordia will solicit such approval, agreement, consent or waiver independently from each such Party or its Advisors. (j) It is understood and agreed that none of the Private Placement Parties has any duty of trust or confidence in any form with any other Party or any Concordia Party’s creditors or other stakeholders and, except as expressly provided in this Agreement and the Support Agreement, there are no agreements, commitments or undertakings by, among or between any of them with respect to the subject matter hereof. (k) No director, officer or employee of any of the Concordia Parties or any of their legal, financial or other advisors shall have any personal liability to any of the Private Placement Parties under this Agreement. No director, officer or employee of any of the Private Placement Parties or of their respective general managers or fund managers or the Advisors shall have any personal liability to any of the Concordia Parties under this Agreement. (l) Subject to Section 8, this Agreement may be modified, amended or supplemented as to any matter by an instrument in writing by Concordia and the Majority Private Placement Parties. In the event the Recapitalization Transaction is implemented pursuant to an Alternative Implementation Process in accordance with the terms of the Support Agreement, if applicable, the Parties shall negotiate in good faith to modify this Agreement for any necessary amendments as the implementation of the Recapitalization Transaction pursuant to such Alternative Implementation Process may reasonably require and as may be acceptable to the Concordia Parties and the Majority Private Placement Parties, each acting reasonably. (m) Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence. Subject to the Plan, Concordia and the Majority Private Placement Parties may agree, acting reasonably, to extend any funding deadlines set out in this Agreement. (n) All notices, consents and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served by personal delivery, by

- 34 - courier or by PDF/email transmission, in each case addressed to the particular Party: (i) If to the Concordia Parties, at: Concordia International Corp. 277 Lakeshore Rd E., Suite 302 Oakville, ON L6J 1H9 Attention: Francesco Tallarico, Chief Legal Officer & Secretary Email: Francesco.Tallarico@concordiarx.com with a required copy (which shall not be deemed notice) to: Goodmans LLP 333 Bay Street, Suite 3400 Toronto, ON M5H 2S7 Attention: Robert J. Chadwick, Brendan O’Neill and Caroline Descours Email: rchadwick@goodmans.ca boneill@goodmans.ca cdescours@goodmans.ca and to: Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 Attention: Paul Leake, Shana Elberg and Carl T. Tullson Email: paul.leake@skadden.com shana.elberg@skadden.com carl.tullson@skadden.com (ii) If to a Private Placement Party that is represented by the Initial Consenting Secured Debtholders Advisors, at: the address set forth for the Private Placement Party at the address shown for it beside its signature, with a required copy (which shall not be deemed notice) to:

- 35 - Osler, Hoskin & Harcourt LLP 100 King Street West 1 First Canadian Place Suite 6200, P.O. Box 50 Toronto, ON M5X 1B8 Attention: Marc Wasserman, Michael De Lellis and Martino Calvaruso Email: mwasserman@osler.com mdelellis@osler.com mcalvaruso@osler.com and a copy to: White & Case LLP 5 Old Broad Street London, EC2N 1DW, UK Attention: Christian Pilkington and Ben Davies Email: cpilkington@whitecase.com bdavies@whitecase.com and 1221 Avenue of the Americas New York, NY 10020 Attention: Thomas E Lauria and Harrison Denman Email: tlauria@whitecase.com hdenman@whitecase.com (iii) If to a Private Placement Party that is represented by the Initial Consenting Unsecured Debtholders Advisors, at: the address set forth for the Private Placement Party at the address shown for it beside its signature, with a required copy (which shall not be deemed notice) to: Bennett Jones LLP 3400 One First Canadian Place Toronto, ON M5X 1A4 Attention: Kevin J. Zych and Sean Zweig

- 36 - Email: zychk@bennettjones.com zweigs@bennettjones.com and to: Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 Attention: Andrew N. Rosenberg and Jacob A. Adlerstein Email: arosenberg@paulweiss.com jadlerstein@paulweiss.com and to: Ashurst LLP Broadwalk House, 5 Appold Street London, EC2A 2AG, UK Attention: Giles Boothman and Amrit Khosa Email: Giles.Boothman@Ashurst.com Amrit.Khosa@Ashurst.com or at such other address of which any Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing. A notice is deemed to be given and received, if sent by personal delivery, courier or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next business day. (o) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible. (p) The provisions of this Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns, provided that, except as otherwise set forth in this Agreement, no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties; provided further that, subject to applicable Securities Laws:

- 37 - (i) each Private Placement Party shall, in its sole and absolute discretion, be permitted to assign its Private Placement Purchase Obligation to any Affiliate without the consent of any other Party; and (ii) each Private Placement Party shall be permitted to assign its Private Placement Purchase Obligation to any other Private Placement Party, subject to (A) providing at least three (3) Business Days’ prior written notice to Concordia and subject to the Majority Private Placement Parties consulting with Concordia with respect to applicable securities law, stock exchange, regulatory and tax considerations, and after such consultation (B) the prior written consent of the Majority Private Placement Parties, acting reasonably taking into account any applicable securities law, stock exchange, regulatory and tax matters; provided that any such transferee pursuant to this Section 16(p) shall be required to duly execute and deliver a copy of a Joinder Agreement to counsel for the Company and the Private Placement Parties, and provided, further, that no such assignment pursuant to this Section 16(p) shall relieve such Private Placement Party from its obligations under this Agreement. Any assignment that does not comply with this Section 16(p) shall be void ab initio. Schedule E of this Agreement shall be updated as required to reflect any assignments made in accordance with this Section 16(p). Notwithstanding the foregoing, no assignments pursuant to this Section 16(p) shall be made within the period that is ten (10) Business Days prior to the Effective Date. (q) This Agreement is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (r) The Parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any Party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the Parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury. (s) Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties, and no other Person shall be a third-party beneficiary hereof. (t) This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement. [Signature pages follow]

Signature Page to Subscription Agreement IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above. CONCORDIA INTERNATIONAL CORP. Per: (signed) “David Price” Name: David Price Title: Chief Financial Officer CONCORDIA HEALTHCARE (CANADA) LIMITED Per: (signed) “David Price” Name: David Price Title: Director CONCORDIA INVESTMENTS (JERSEY) LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director CONCORDIA FINANCING (JERSEY) LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director

Signature Page to Subscription Agreement CONCORDIA PHARMACEUTICALS INC., S.A R.L Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director CONCORDIA LABORATORIES INC., S.A R.L Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director AMDIPHARM HOLDINGS S.A R.L Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director AMDIPHARM AG Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director

Signature Page to Subscription Agreement AMDIPHARM B.V. Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director AMDIPHARM LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director AMDIPHARM MERCURY HOLDCO UK LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director AMDIPHARM MERCURY UK LTD Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director

Signature Page to Subscription Agreement CONCORDIA HOLDINGS (JERSEY) LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director AMDIPHARM MERCURY INTERNATIONAL LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director MERCURY PHARMA GROUP LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director

Signature Page to Subscription Agreement CONCORDIA INTERNATIONAL RX (UK) LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director ABCUR AB Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director MERCURY PHARMACEUTICALS LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director FOCUS PHARMA HOLDINGS LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director

Signature Page to Subscription Agreement FOCUS PHARMACEUTICALS LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director MERCURY PHARMA (GENERICS) LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director MERCURY PHARMACEUTICALS (IRELAND) LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director MERCURY PHARMA INTERNATIONAL LIMITED Per: (signed) “Adeel Ahmad” Name: Adeel Ahmad Title: Director

Signature Page to Subscription Agreement STRICTLY CONFIDENTIAL Full Legal Name of Private Placement Party: [Redacted in accordance with Section 14 of this Agreement] Authorized Signature(s): [Redacted] Per: [Redacted] Name [Redacted] Title Please check the appropriate box: Schedule C-1 - Accredited Investor: Schedule C-2 - Offshore Investor: I hereby acknowledge that I have read the applicable Schedule checked above and confirm the accuracy of the representations and warranties contained in such Schedule. Note: Investors who check the box next to “Schedule C-1 - Accredited Investor” must return a completed copy of such Schedule and any documentation required by such Schedule (including the Appendix thereto). Address for registration and delivery of securities [Redacted] Jurisdiction of Residence [Redacted] E-mail [Redacted] Telephone Number

SCHEDULE A DEFINITIONS Definition Section or Page Number “Advisor Fees” Section 3(a) “Agreement” Page 1 (1st paragraph) “Anti-Money Laundering Laws” Section 4(h) “Antitrust Filings” Section 3(o) “Breaching Private Placement Party” Section 11(c) “CHCL” Page 1 (1st paragraph) “Common Shares” Page 1 (2nd paragraph) “Concordia” or the “Company” Page 1 (1st paragraph) “Concordia Parties” Page 1 (1st paragraph) “Confidential Private Placement Party Information” Section 14(a) “Disclosing Party” Section 14(a) “Governance Term Sheet” Section 9(b) “Issue Price” Section 1(b)(i) “Joinder Agreement” Section 1(e) “Majority Private Placement Parties” Section 8(a) “Material Permits” Section 5(t) “Non-Funding Private Placement Party” Section 11(b) “Non-Investing Private Placement Party” Section 10(b) “Objecting Private Placement Party” Section 8(b) “Party” or “Parties” Page 1 (4th paragraph) “Permitted Transferee” Section 1(g) “Plan” Page 1 (2nd paragraph) “Private Placement” Page 1 (2nd paragraph) “Private Placement Commitment Consideration” Section 3(i) “Private Placement Funding Deadline” Section 2(d) “Private Placement Party” or “Private Placement Parties” Page 1 (1st paragraph) “Private Placement Purchase Obligation” Section 2(a)(i) “Recapitalization Transaction” Page 1 (2nd paragraph) “Subsidiary Guarantor” or “Subsidiary Guarantors” Page 1 (1st paragraph)

- 2 - Definition Section or Page Number “Taxes” Section 5(j) “Term Sheet” Page 1 (2nd paragraph) “Transaction Terms” Page 1 (2nd paragraph) “Unfunded Withdrawn Commitment” Section 1(e) “Withdrawn Commitment” Section 1(d) “Withdrawn Commitment Funding Deadline” Section 2(d) “Withdrawn Commitment Payment Amount” Section 2(d) In addition, capitalized terms used but not otherwise defined in this Agreement have the meanings ascribed to such terms in the Support Agreement, and the following terms used in this Agreement shall have the following meanings: “Affiliate” of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. “Antitrust Authorities” shall mean the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States, the European Commission, the Canadian Competition Bureau, the Austrian Bundeswettbewerbsbehörde (Federal Competition Authority), the Austrian Budenskartellanwalt (Federal Cartel Prosecutor) and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws. “Antitrust Laws” means all Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or lessening of competition through merger or acquisition. “Applicable Payment Event” means, except as otherwise agreed by Concordia and the Majority Private Placement Parties, one of the following events occurs or date passes: (a) this Agreement has been terminated as to all Parties pursuant to Section 9(a) and the Majority Private Placement Parties have provided written notice to the Company for payment of the Private Placement Commitment Consideration within 10 days after any such termination; (b) the date that is ten (10) days after the date on which this Agreement has been terminated as to all Parties (other than in connection with Sections 9(a), 9(b) or 9(c) of this Agreement) unless during such ten (10) day period the Majority Private Placement

- 3 - Parties have provided a written notice to the Company in which they request a deferral of the payment of the Private Placement Commitment Consideration to a later date, in which case the Private Placement Commitment Consideration should be payable on such later date as set forth in such notice; (c) the Effective Date of the Plan implemented pursuant to the CBCA Proceedings in accordance with the Support Agreement; (d) the Effective Date of a plan implemented pursuant to the CCAA in accordance with Section 7 of the Support Agreement; or (e) the Effective Date of a plan implemented pursuant to Chapter 11 in accordance with Section 7 of the Support Agreement, provided that, notwithstanding the above, the Private Placement Commitment Consideration shall not be paid pursuant to clause (a) and (b) above prior to June 29, 2018 or such later date as agreed to by the Majority Private Placement Parties. “Canadian Securities Commissions” means, collectively, the applicable securities commissions or regulatory authorities in each of the provinces of Canada. “Canadian Securities Laws” means, collectively, and, as the context may require, the applicable securities laws of each of the provinces of Canada, and the respective regulations and rules made under those securities laws together with all applicable policy statements, instruments, blanket orders and rulings of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Agreement together with applicable published policy statements of the Canadian Securities Commissions, as the context may require. “Consenting Debtholders” means the Debtholders that have executed and remain, at the relevant time, subject to the Support Agreement or a joinder agreement thereto. “Court” means the Ontario Superior Court of Justice (Commercial List). “Data Protection Laws” means all applicable laws, rules and regulations of any applicable jurisdiction from time to time relating to data protection, including but not limited to the Data Protection Act 1998 and the General Data Protection Regulation (EU) 2016/679. “Defaulting Private Placement Parties” means, collectively, the Non-Funding Private Placement Parties (other than any Objecting Private Placement Parties or Non-Investing Private Placement Parties) and the Breaching Private Placement Parties, as applicable. “Designated Offshore Securities Market” has the meaning given to that term in Rule 902 of Regulation S. “Effective Date” means the date of implementation of the Plan. “Effective Time” has the meaning given to such term in the Plan.

- 4 - “Eligibility Representations and Warranties” means, in respect of a Private Placement Party, the representations, warranties and other statements set out in either Schedule C-1 or Schedule C-2 hereto, as indicated on the Private Placement Party’s signature page hereto. “Escrow Agent” means collectively, Kingsdale Shareholder Services US LLC and Kingsdale Partners LP, or such other independent third party escrow agent agreed to by Concordia and the Majority Private Placement Parties, acting reasonably. “Escrow Agreement” means the escrow agreement substantially in the form agreed to by Concordia and the Majority Private Placement Parties, each acting reasonably, as may be amended with the prior written consent of Concordia and the Majority Private Placement Parties, acting reasonably. “Indebtedness” of any Person shall mean (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, or (c) any accrued and unpaid interest owing by such Person with respect to any indebtedness of a type described in clauses (a) or (b); provided, that Indebtedness shall not include capitalized lease obligations, accounts payable to trade creditors and Indebtedness owing from the Company to any subsidiary or from any subsidiary to the Company incurred in accordance with the applicable Debt Documents. “Information Circular” means the information circular to be prepared by Concordia and distributed to the applicable affected stakeholders of Concordia in connection with the meetings of such applicable affected stakeholders of Concordia to consider and vote on the Plan, all in accordance with applicable order(s) of the Court. “Intangible Property” means all patents, copyrights, registered and unregistered trademarks, service marks, domain names, trade-names, logos, commercial symbols, industrial designs, designs (including applications for all of the foregoing and renewals, divisions, continuations, continuations-in-part, extensions and reissues, where applicable, relating thereto), inventions, trade secrets, know-how, patterns, drawings, data and all other intellectual property, whether registered, owned by, licensed to or used by a person, in any format or medium whatsoever. “Lock-up Period” means the period commencing on the Effective Date and ending six months thereafter, unless a shorter period is otherwise agreed by the Majority Private Placement Parties, acting reasonably. “NASDAQ” means the NASDAQ stock exchange. “Order” shall mean any judgment, order, injunction, decree, writ, permit or license of any Governmental Entity or any arbitrator. “Permitted Encumbrances” means (a) any validly perfected security interest given by any Concordia Parties in respect of any indebtedness, (b) any other security or lien (including, without limitation, letters of credit) given by Concordia and/or the Subsidiary Guarantors in connection with the operation of their business in the ordinary course of business consistent with past practice and permitted under the applicable Debt Documents, (c) liens against any

- 5 - Concordia Parties or their respective assets for taxes, assessments or governmental charges or levies not due and delinquent, (d) undetermined or inchoate liens and charges incidental to the current operations of any Concordia Parties which have not been filed pursuant to law or which relate to obligations not due or delinquent and (e) those otherwise disclosed in the Disclosure Letter. “Private Placement Commitments” means, collectively, the equity purchase commitment, expressed in a dollar amount, of each Private Placement Party as set forth on Schedule E hereto. “Private Placement Party Confidentiality Agreements” means, collectively, the non- disclosure agreements entered into by each of the Private Placement Parties with Concordia in connection with the Recapitalization Transaction. “Private Placement Payment Amount” means, in respect of a Private Placement Party, an amount equal to its original Private Placement Commitment, which, for greater certainty, is required to be funded by such Private Placement Party by the Private Placement Funding Deadline pursuant to this Agreement and the Plan. “Private Placement Shares” means the Common Shares subscribed for by the Private Placement Parties pursuant to this Agreement to be issued pursuant to the Private Placement and the Plan, the Issue Price of which shall in the aggregate be equal to the Total Offering Size. “Regulation D” means Regulation D as promulgated by the U.S. Securities Commission under the U.S. Securities Act. “Regulation S” means Regulation S as promulgated by the U.S. Securities Commission under the U.S. Securities Act. “Remaining Private Placement Parties” means the Private Placement Parties other than any Defaulting Private Placement Parties, Non-Investing Private Placement Parties or Objecting Private Placement Parties at the applicable time. “Representatives” means, collectively, directors, officers, employees, auditors, financial and legal advisors or other agents. “Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws. “Support Agreement” means the support agreement dated as of the date hereof entered into by the Consenting Debtholders and Concordia regarding the Recapitalization Transaction, as it may be amended, supplemented, or modified from time to time. “Total Commitment Consideration” means cash in the amount of $44 million, which amount may be proportionately reduced to the extent that the Total Offering Size is reduced pursuant to the terms of this Agreement, payable to the Private Placement Parties as consideration for the Private Placements Parties’ Private Placement Commitments and the other agreements herein. “Total Offering Size” means $586.5 million, subject to any reduction in accordance with Section 1(e) of this Agreement.

- 6 - “U.S. Securities Act” means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute. “U.S. Securities Commission” means the United States Securities and Exchange Commission. “U.S. Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002 (“Sarbanes- Oxley”), the U.S. Securities Act, the U.S. Securities Exchange Act of 1934, as amended, the rules and regulations of the U.S. Securities Commission, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the rules of the NASDAQ.

SCHEDULE B DECLARATION FOR REMOVAL OF LEGEND TO: TSX Trust Company as registrar and transfer agent for the shares of Concordia International Corp. The undersigned seller (a) acknowledges that the sale of an aggregate of ____________ shares of Concordia International Corp. (the “Corporation”) represented by certificate no(s). ______________ to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the U.S. Securities Act), (2) either (A) the offer of such securities was not made to a person in the United States and at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Rule 902 of Regulation S) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as defined in Rule 902 of Regulation S) in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S. Dated:_____________, 20_____ [Insert seller’s name] Per: Name: Title:

SCHEDULE C-1 ACCREDITED INVESTOR REPRESENTATIONS AND WARRANTIES Investors purchasing Private Placement Shares pursuant to Regulation D under the United States Securities Act of 1933, as amended, will be deemed to have made the representations and warranties set forth below by checking the appropriate box on the signature page to the Subscription Agreement. In connection with the purchase by the investor (together with each Permitted Transferee, the “Subscriber”) of the Private Placement Shares (as defined in the Subscription Agreement referred to below, and referred to in this Schedule C-1 as the “Shares”) of Concordia International Corp. (or a successor issuer) (the “Company”), the undersigned Subscriber acknowledges, represents to and agrees with the Company as follows (capitalized terms not defined herein are used as defined in the Subscription Agreement dated as of [●], among the Company and the Private Placement Parties party thereto): 1. The Subscriber is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D (“Regulation D”) promulgated by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) because the Subscriber comes within one or more of the following categories: NOTE: THE SUBSCRIBER SHOULD INITIAL BESIDE THE CATEGORIES BELOW APPLICABLE TO IT. ALL MONETARY REFERENCES BELOW ARE IN UNITED STATES DOLLARS. a. _____ A bank (as defined in Section 3(a)(2) of the U.S. Securities Act), or a savings and loan association or other institution (as defined in Section 3(a)(5)(A) of the U.S. Securities Act), whether acting in its individual or fiduciary capacity. b. _____ A broker or dealer registered under Section 15 of the U.S. Securities Exchange Act of 1934, as amended. c. _____ An insurance company (as defined in Section 2(a)(13) of the U.S. Securities Act). d. _____ An investment company registered under the U.S. Investment Company Act of 1940, as amended. e. _____ A business development company (as defined in Section 2(a)(48) of the U.S. Investment Company Act of 1940, as amended). f. _____ A Small Business Investment Company (licensed by the United States Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended). g. _____ An employee benefit plan with total assets of more than US$5,000,000, established and maintained by a state, a political subdivision of a state, or any agency or instrumentality of a state or its political subdivisions. h. _____ Any employee benefit plan within the meaning of U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) if the investment decision is made

- 2 - by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors. i. _____ A private business development company (as defined in Section 202(a)(22) of the U.S. Investment Advisers Act of 1940, as amended). j. _____ An organization described in Section 501(c)(3) of the U.S. Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the securities offered, with total assets of more than US$5,000,000. k. _____ A corporation, Massachusetts or similar business trust, or partnership not formed for the specific purpose of acquiring the securities offered, with total assets of more than US$5,000,000. l. _____ Any director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer or general partner of a general partner of that issuer. m. _____ A natural person** whose individual net worth, or joint net worth with that person’s spouse, at the time of the purchase exceeds US$1,000,000. n. _____ A natural person** who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person’s spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year. o. _____ Any trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in rule 506(b)(2)(ii) under the U.S. Securities Act. p. _____ Any entity in which all of the equity owners are accredited investors. ** IF THE SUBSCRIBER IS AN INDIVIDUAL WHO HAS INITIALED BESIDE CATEGORIES (M) OR (N), SUCH SUBSCRIBER SHALL PROVIDE THE ADDITIONAL DOCUMENTATION SET FORTH IN APPENDIX A HERETO. 2. The Subscriber is a sophisticated party with sufficient knowledge and experience in financial and business matters to evaluate properly the merits and risks of purchasing the Shares. The Subscriber understands that its investment in the Shares involves a high degree of risk. The Subscriber has conducted its own analysis and made its own decision to purchase the Shares and has obtained such independent advice (including accounting, legal and tax advice) in this regard as it deemed appropriate; and it has not relied in such analysis or decision on any Person other than its own independent advisors. The Subscriber and its advisors, if any, have been afforded the opportunity to make inquiries of the Company. (However, neither such inquiries nor any other investigation that may have been conducted by the Subscriber or its advisors or representatives shall modify, amend or affect the Subscriber’s right to rely on the Company’s representations and warranties made in any written agreement to which the Subscriber and the Company are parties.)

- 3 - 3. The Subscriber is purchasing the Shares for its own account and not with a view towards, or for resale in connection with, the sale or distribution thereof (provided, however, that by making the representations and warranties herein, the Subscriber reserves the right to dispose of the Shares at any time in accordance with or pursuant to a registration statement or an exemption under the U.S. Securities Act). The Subscriber does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Shares. 4. The Subscriber acknowledges that (i) the Shares have not been registered under the U.S. Securities Act or under the securities laws of any state in the United States and (ii) the Shares are characterized as “restricted securities” under the U.S. Securities Act because they are being acquired from the Company in a transaction not involving a public offering. The Subscriber further acknowledges that the Shares are being offered, issued and sold to the Subscriber in reliance on specific exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws and that the Company is relying upon the truth and accuracy of, and the Subscriber’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Subscriber set forth herein in order to determine the availability of such exemptions and the eligibility of the Subscriber to purchase the Shares. 5. The Subscriber agrees (on its own behalf and on behalf of any investor account for which it is purchasing Shares) that the Shares may not be offered, sold, pledged or otherwise transferred, directly or indirectly, except (i) pursuant to an effective registration statement for the Shares under the U.S. Securities Act, (ii) outside the United States in compliance with Regulation S promulgated under the U.S. Securities Act, or (iii) in any other transaction exempt from the registration requirements of the U.S. Securities Act. The Subscriber understands that any sale must comply with applicable state and any other securities law and the Company may require a legal opinion in a form reasonably satisfactory to the Company in the case of any sale or other transfer of Shares. The Subscriber hereby acknowledges and agrees to the Company making a notation on its records or giving instructions to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described in this Schedule C-1. 6. The Subscriber understands that the certificates or other instruments representing the Shares purchased by the Subscriber shall bear a restrictive legend in substantially the following form: “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE U.S. SECURITIES ACT, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S PROMULGATED UNDER THE U.S. SECURITIES ACT, OR (C) IN ANY OTHER TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE

- 4 - STATE SECURITIES LAWS (IT BEING UNDERSTOOD THAT THE COMPANY MAY REQUIRE AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY IN CONNECTION WITH ANY SALE OR OTHER TRANSFER OF SHARES).” provided that if any Shares (or other instruments representing the Shares) bearing the foregoing legend are being sold outside of the United States in accordance with Rule 904 of Regulation S, this legend may be removed by providing a duly completed and signed declaration to TSX Trust Company, as registrar and transfer agent, or such other organization or entity performing such functions for the Company, to the effect set forth in Schedule B, Declaration for Removal of Legend, to the Subscription Agreement (or as the Company may from time to time prescribe). 7. Either (a) the Subscriber is not, and will not be after giving effect to the Recapitalization Transaction, a beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power; or (b) the Subscriber is not subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the U.S. Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) (other than Rule 506(d)(2)(iv)) or (d)(3). 8. The Subscriber agrees that by accepting delivery of the Shares purchased by the Subscriber, the Subscriber will be deemed to represent and warrant that the acknowledgements, representations and warranties contained herein remain true and correct as of the date of consummation of the Subscriber’s purchase of the Shares. All representations and warranties of the Subscriber contained herein shall survive the consummation of the offering and sale of the Shares for the benefit of the Company. 9. The Subscriber understands that no United States federal or state agency or any other governmental authority has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares nor have such governmental authorities passed upon or endorsed the merits of the offering of the Shares. 10. The execution, delivery and performance by the Subscriber of the Subscription Agreement, including this Schedule C-1, does not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any governmental authority or any other third party under any of the terms, conditions or provisions of any law or order applicable to the Subscriber or any of its subsidiaries or by which any of their respective assets or properties may be bound, any contract to which the Subscriber or any of its subsidiaries is a party or by which such Subscriber or any of its subsidiaries may be bound, except any filings required to be made under Rule 503 under the U.S. Securities Act or under applicable “blue sky” laws.

APPENDIX A TO SCHEDULE C-1 LIST OF DOCUMENTATION REQUIRED TO BE PROVIDED BY U.S. INDIVIDUAL ACCREDITED INVESTORS (to be completed only if you are an individual) (ALL INFORMATION HEREIN WILL BE TREATED CONFIDENTIALLY) In connection with the purchase of the Shares of Concordia International Corp., the Subscriber who is an Individual Accredited Investor and who has checked item (m) or (n) from the Accredited Investor definition in Schedule C-1 to the Subscription Agreement shall provide one or more items from the categories below confirming its status as an Accredited Investor. When submitting the documentation, include this list and check all that applies. References to “Accredited Investor” in this Appendix refer to “accredited investor” as defined by Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended. (A) Proof of accredited investor status on the basis of net worth (to be provided if you checked item (m) from the Accredited Investor definition in Schedule C-1 to the Subscription Agreement): • [ ] one or more of the types of documentation listed below with respect to assets and with respect to liabilities; and • [ ] written representation from the Subscriber that all liabilities necessary to make a determination of net worth have been disclosed: (1) with respect to assets, one or more of the following types of documentation dated within the prior three months: • [ ] bank statements, • [ ] brokerage statements, • [ ] other statements of securities holdings, • [ ] certificates of deposit, • [ ] tax assessments issued by independent third parties, and • [ ] appraisal reports issued by independent third parties; and (2) with respect to liabilities: • [ ] a consumer report from at least one of the nationwide (U.S. only) consumer reporting agencies dated within the prior three months; OR (B) Proof of accredited investor status on the basis of income (to be provided if you checked item (n) from the Accredited Investor definition in Schedule C-1 to the Subscription Agreement):

- 2 - • [ ] any Internal Revenue Service form that reports the Subscriber’s income for the two most recent years (including, but not limited to, Form W-2, Form 1099, Schedule K-1 to Form 1065, and Form 1040); and • [ ] a written representation from the Subscriber that he or she has a reasonable expectation of reaching the income level necessary to qualify as an accredited investor during the current year; OR (C) Written confirmation from one of the following persons or entities that such person or entity has taken reasonable steps to verify that the Subscriber is an accredited investor within the prior three months and has determined that such Subscriber is an accredited investor: • [ ] a registered broker-dealer; • [ ] an investment adviser registered with the United States Securities and Exchange Commission; • [ ] a licensed attorney who is in good standing under the laws of the jurisdictions in which he or she is admitted to practice law; or • [ ] a certified public accountant who is duly registered and in good standing under the laws of the place of his or her residence or principal office.

SCHEDULE C-2 OFFSHORE INVESTOR REPRESENTATIONS AND WARRANTIES Investors purchasing Private Placement Shares in offshore transactions pursuant to Regulation S under the United States Securities Act of 1933, as amended, will be deemed to have made the representations and warranties set forth below by checking the appropriate box on the signature page to the Subscription Agreement. In connection with the purchase by the investor (together with each Permitted Transferee, the “Subscriber”) of the Private Placement Shares (as defined in the Subscription Agreement referred to below, and referred to in this Schedule C-2 as the “Shares”) of Concordia International Corp. (or a successor issuer) (the “Company”), the Subscriber acknowledges, represents to and agrees with the Company as follows (capitalized terms not defined herein are used as defined in the Subscription Agreement dated as of [●], among the Company and the Private Placement Parties party thereto): 1. The Subscriber (i) is not a “U.S. Person” (as defined in Rule 902 of Regulation S promulgated by the United States Securities and Exchange Commission (“Regulation S”)), (ii) is purchasing the Shares for its own account and not for the account of any U.S. Person; (iii) is purchasing the Shares in an “offshore transaction” (as such term is defined in Rule 902 of Regulation S) in accordance with Rule 903 of Regulation S; (iv) is not and will not be a “distributor” (as such term is defined in Rule 902 of Regulation S); and (v) is not, and will not be after giving effect to the purchase of the Shares, an “affiliate” (as defined in Rule 144 promulgated under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) of the Company. The Subscriber is a resident in the jurisdiction set forth below the Subscriber’s name on its signature page of the Subscription Agreement. 2. The Subscriber is a sophisticated party with sufficient knowledge and experience in financial and business matters to evaluate properly the merits and risks of purchasing the Shares. The Subscriber understands that its investment in the Shares involves a high degree of risk. The Subscriber has conducted its own analysis and made its own decision to purchase the Shares and has obtained such independent advice (including accounting, legal and tax advice) in this regard as it deemed appropriate; and it has not relied in such analysis or decision on any Person other than its own independent advisors. The Subscriber and its advisors, if any, have been afforded the opportunity to make inquiries of the Company. (However, neither such inquiries nor any other investigation that may have been conducted by the Subscriber or its advisors or representatives shall modify, amend or affect the Subscriber’s right to rely on the Company’s representations and warranties made in any written agreement to which the Subscriber and the Company are parties.) 3. The Subscriber acknowledges (i) that the Shares have not been registered under the U.S. Securities Act or under the securities laws of any state or other jurisdiction in the United States, (ii) that the Shares are being offered, issued and sold to the Subscriber in an offshore transaction with a purchaser that is outside the United States and not a “U.S. Person” in reliance on an specific exemption from the registration requirements of the U.S. Securities Act pursuant

- 2 - to Regulation S and (iii) that the Company is relying upon the truth and accuracy of, and the Subscriber’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Subscriber set forth herein in order to determine the availability of such exemption and the eligibility of the Subscriber to purchase the Shares. 4. The Subscriber understands that no United States federal or state agency or any other governmental authority has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares nor have such governmental authorities passed upon or endorsed the merits of the offering of the Shares. 5. The Subscriber agrees that by accepting delivery of the Shares purchased by the Subscriber, the Subscriber will be deemed to represent and warrant that the acknowledgements, representations and warranties contained herein remain true and correct as of the date of consummation of the Subscriber’s purchase of the Shares. All representations and warranties of the Subscriber contained herein shall survive the consummation of the offering and sale of the Shares for the benefit of the Company. 6. The execution, delivery and performance by the Subscriber of the Subscription Agreement, including this Schedule C-2, does not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any governmental authorities or any other third party under any of the terms, conditions or provisions of any law or order applicable to the Subscriber or any of its subsidiaries or by which any of their respective assets or properties may be bound, any contract to which the Subscriber or any of its subsidiaries is a party or by which the Subscriber or any of its subsidiaries may be bound.

SCHEDULE D Subsidiary Guarantors Concordia Investments (Jersey) Limited Concordia Financing (Jersey) Limited Concordia Pharmaceuticals Inc., S.a R.L Concordia Laboratories Inc., S.a R.L Amdipharm Holdings S.A R.L Amdipharm AG Amdipharm B.V. Amdipharm Limited Amdipharm Mercury Holdco UK Limited Amdipharm Mercury UK Ltd Concordia Holdings (Jersey) Limited Amdipharm Mercury International Limited Concordia Investment Holdings (UK) Limited Mercury Pharma Group Limited Concordia International Rx (UK) Limited Abcur AB Mercury Pharmaceuticals Limited Focus Pharma Holdings Limited Focus Pharmaceuticals Limited Mercury Pharma (Generics) Limited Mercury Pharmaceuticals (Ireland) Limited Mercury Pharma International Limited

SCHEDULE E Private Placement Parties [Private Placement Parties and Private Placement Commitments redacted in accordance with Section 14 of this Agreement.] Private Placement Parties Private Placement Commitments $ % [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] [Redacted] Total $586.5 million 100%

SCHEDULE F Form of Joinder Agreement to Subscription Agreement DATE: ● TO: Concordia International Corp. 277 Lakeshore Rd E., Suite 302 Oakville, ON L6J 1H9 Attention: Francesco Tallarico, Chief Legal Officer & Secretary AND TO: Robert J. Chadwick, Brendan O’Neill and Caroline Descours, Goodmans LLP Paul Leake, Shana Elberg and Carl T. Tullson, Skadden, Arps, Slate, Meagher & Flom LLP Marc Wasserman, Michael De Lellis and Martino Calvaruso, Osler, Hoskin & Harcourt LLP Thomas E Lauria, Christian Pilkington, Ben Davies and Harrison Denman, White & Case LLP Kevin J. Zych and Sean Zweig, Bennett Jones LLP Andrew N. Rosenberg and Jacob A. Alderstein, Paul, Weiss, Rifkind, Wharton & Garrison LLP Giles Boothman and Amrit Khosa, Ashurst LLP Ladies and Gentlemen: Reference is made to that certain Subscription Agreement, dated as of May [1], 2018 (the “Subscription Agreement”), by and among the Concordia Parties and the Private Placement Parties (each as defined in the Subscription Agreement). Capitalized terms used but not defined herein have the meanings ascribed to them in the Subscription Agreement. In connection with the assignment by [●] (the “Transferor”) pursuant to [Section 1(e)] / [Section 16(p)] of the Subscription Agreement of [$] of the Transferor’s [Unfunded Withdrawn Commitment(s)] / [Private Placement Purchase Obligation] (the “Transferred Commitment”) to [●] (the “Transferee”), the Transferee hereby (i) acknowledges that it has received and reviewed a copy of the Subscription Agreement (a copy of which is attached as Exhibit A hereto) and (ii) agrees to be bound by the obligations of the Transferor under the Subscription Agreement, and to observe and comply with, all of the terms and provisions of the Subscription Agreement that are applicable with respect to such Transferred Commitment and to be fully bound as a Private Placement Party as if an original Party to the Subscription Agreement. This Agreement is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to the principles of conflict of laws that would require the application of the law of any other jurisdiction. [Signature page follows]

- 2 - IN WITNESS WHEREOF, the parties hereto have caused this Joinder to be executed as of the date first written above. [TRANSFEROR] By: ___________________________________ Name:_________________________________ Title: _________________________________ [TRANSFEREE] By: ___________________________________ Name:_________________________________ Title: _________________________________ Transferred Commitment: [Description] 6815405